ACT ICA
SECTION 3(a)(1) ; 7
RULE
PUBLIC AVAILABILITY 12/1/06

DEC 2 0 2006

No Action
P.E. 11-29-06

December 1, 2006
Our Ref. No. 20041021142
MACRO Securities Depositor, LLC
File Nos. 333-116566 & 333-135120

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

PROCESSED
JAN 1 2 2007
THOMSON FINANCIAL

Your letter dated November 29, 2006 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 7 of the Investment Company Act of 1940 (the "1940 Act") against any of the MACRO trusts, as defined below, MACRO Securities Depositor, LLC (the "Depositor"), Investors Bank & Trust Company, in its capacity as trustee for the MACRO trusts (the "Trustee"), Claymore Securities Inc., in its capacity as administrative agent and a marketing agent for the MACRO trusts (the "Administrative Agent" and a "Marketing Agent"), MACRO Financial, LLC (as an additional "Marketing Agent"), and certain persons acting as underwriters (the "Underwriters")[1] if the MACRO trusts operate as described in your letter without registration as investment companies under the 1940 Act.

The MACRO trusts include the Claymore MACROshares Oil Up Holding Trust (the "up-MACRO holding trust") and the Claymore MACROshares Oil Down Holding Trust (the "down-MACRO holding trust") (together, the "MACRO holding trusts"), and the Claymore MACROshares Oil Up Tradeable Trust (the "up-MACRO tradeable trust") and the Claymore MACROshares Oil Down Tradeable Trust (the "down-MACRO tradeable trust") (together, the "MACRO tradeable trusts"). You state that the MACRO holding trusts will issue MACRO holding shares and that at least a majority of all outstanding up-MACRO holding shares and the down-MACRO holding shares will be deposited into the up-MACRO tradeable trust and down-MACRO tradeable trust, respectively.[2] You state that the sole assets of each MACRO tradeable trust will be the MACRO holding shares. You state that each MACRO tradeable trust will issue MACRO tradeable shares which will be listed for trading on the American Stock Exchange.

You represent that the primary purpose of the MACROs structure is to provide investors with exposure to changes in the applicable reference price of crude oil. You state that each MACRO holding trust will enter into oil-linked settlement contracts and an income distribution agreement (an "IDA" and, together with the oil-linked settlement contracts, the "oil-linked OTC derivative instruments") with its paired MACRO holding trust. You indicate that payments will be made between the MACRO holding trusts under the oil-linked OTC derivative instruments as calculated in accordance with pre-determined formulas that are linked to the applicable reference price of crude oil (the "Formulas"). You state that, in addition to the rights of each MACRO holding trust under the oil-linked OTC derivative instruments, the assets of each MACRO holding trust will consist of bills, notes and bonds issued by the United States Treasury

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1 You state that Authorized Participants, as defined in your letter, may participate from time to time in a distribution of the shares of the MACRO holding trusts and/or MACRO tradeable trusts. You indicate that an Authorized Participant may be deemed to be a principal underwriter, as that term is defined in section 2(a)(29) of the 1940 Act, for either of the MACRO holding trusts.

2 In your letter, you explain limited circumstances in which a majority of all outstanding [redacted] shares may not be owned by the MACRO tradeable trusts.

06066221

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("Treasuries") and repurchase agreements referencing and collateralized by Treasuries ("Treasury Repos").[3] You represent that the primary source of gain and loss for the MACRO trusts will be the oil-linked OTC derivative instruments.

You argue that, for purposes of determining whether the MACRO trusts are investment companies, the oil-linked OTC derivative instruments should not be deemed to be securities under section 2(a)(36) of the 1940 Act. At this time, we take no position regarding whether the oil-linked OTC derivative instruments are securities under section 2(a)(36) of the 1940 Act.

In any event, we believe that the structure of the MACRO trusts, as described in your letter, does not present opportunities for the types of abuses that led to the enactment of the 1940 Act.[4] For instance, as described in your letter, the structure of the MACRO trusts generally does not allow for self-dealing or overreaching by insiders such as the Depositor, the Trustee, the Administrative Agent, the Marketing Agents, the Underwriters, or any person acting on behalf of the MACRO trusts. Accordingly, based on the facts and representations contained in your letter, we would not recommend enforcement action to the Commission under section 7 of the 1940 Act against any of the MACRO trusts, the Depositor, the Trustee, the Administrative Agent, the Marketing Agents, or the Underwriters if the MACRO trusts operate as described in your letter without registration as investment companies under the 1940 Act.[5] Our position is based in particular on the following facts and representations:

a) The only counterparties to the oil-linked OTC derivative instruments are the up-MACRO holding trust and the down-MACRO holding trust. The MACROs structure does not permit the MACRO holding trusts to enter into oil-linked OTC derivative transactions with any other affiliates or with any third parties.

b) The Formulas are principal terms of both the IDA and oil-linked settlement contracts. The Formulas may not be amended under any circumstances by any person. They are publicly disclosed and are not subject to manipulation because they are pre-determined and cannot be changed. Their sole unknown variable will be the daily level of the applicable reference price of crude oil. The Formulas set forth in any additional oil-linked settlement contract that is subsequently entered into by the MACRO holding trusts will be identical to the Formulas set forth in the original oil-linked settlement contracts.

c) The material terms of the IDA and the oil-linked settlement contracts, including, without

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3 You represent that the sale of Treasuries and Treasury Repos by an Authorized Participant or an affiliated person, as that term is defined in section 2(a)(3) of the 1940 Act, of an Authorized Participant (an "affiliated person") to a MACRO holding trust will occur in compliance with certain conflict procedures that are set forth in Attachment A to your letter. You represent further that the distribution by a MACRO holding trust of Treasuries to an Authorized Participant pursuant to any paired optional redemption, as described in your letter, similarly will occur in compliance with the conflict procedures.

4 <u>See generally</u> section 1(b) of the 1940 Act.

5 This letter confirms oral guidance provided by Alison M. Fuller, Assistant Chief Counsel, of this office to Richard F. Kadlick of Skadden, Arps, Slate, Meagher & Flom LLP on November 29, 2006.

limitation, the Formulas, the timing of payments and certain early termination triggers, are all contained in, or incorporated by reference into, the MACRO holding trust agreements and (except for the Formulas which cannot be modified under any circumstances) such material terms may be amended only with the consent of a majority of the MACRO holding trust shareholders if such amendment would change in any manner the shareholders' rights and any such amendment may become effective only if the same amendment is concurrently made to the trust agreement for the paired MACRO holding trust with the consent of the shareholders of such trust.

d) The MACRO holding trusts will hold Treasuries and Treasury Repos equal to 100% of their respective potential liability under the oil-linked OTC derivative instruments at all times (unless the MACRO holding trusts have suffered a "loss," as described in your letter, because of their expenses). The MACRO holding trusts will hold identical Treasuries and Treasury Repos so as to ensure that one trust will not be favored over the other by receiving different collateral.

e) The obligation of any seller of a Treasury Repo to repurchase Treasuries from a MACRO holding trust will be "collateralized fully," as that term is defined in Rule 5b-3 under the 1940 Act, as if the MACRO holding trust were a registered investment company. The Treasury Repos must have an overnight maturity.

f) The MACRO holding trusts will not enter into any Treasury Repo with, or purchase any Treasury from, any person that is an affiliated person of, or a promoter of, or principal underwriter for, either paired MACRO holding trust, or any affiliated person of such a person (unless such transaction complies with the conflict procedures set forth in Attachment A to your letter).

g) The Trustee and Administrative Agent will comply with the conflict procedures, set forth in Attachment A to your letter, in connection with (i) any purchase of a Treasury or Treasury Repo by a MACRO holding trust from an Authorized Participant or any affiliated person of an Authorized Participant and (ii) any distribution of a Treasury by a MACRO holding trust in connection with the redemption of MACRO holding trust shares by an Authorized Participant.

h) All of the activities of each MACRO trust will be governed by the provisions of the trust agreement pursuant to which it was established, and a MACRO trust or any person acting on its behalf may not engage in any activities other than those specifically permitted by its trust agreement.

i) There is very limited discretionary management of the Treasuries and Treasury Repos held by the MACRO holding trusts, and the primary purpose of holding the Treasuries and Treasury Repos by the MACRO holding trusts is to make payments under the oil-linked OTC derivative instruments. The type of Treasuries and Treasury Repos that the Administrative Agent may direct the Trustee to acquire on behalf of the MACRO holding trusts is limited by the Acquisition Guidelines that are specified in each applicable trust agreement, and described in your letter.[6]

j) The Trustee of the MACRO trusts will safeguard the assets of each MACRO trust. The Trustee meets the requirements of section 26(a)(1) of the 1940 Act, is not affiliated with any of the MACRO trusts or with any person involved in the organization or operation of any of the MACRO trusts, and will not provide credit or credit enhancement to any of the MACRO trusts. Under the terms of the trust agreements for the MACRO trusts, under which the Trustee is bound, the Trustee may resign only after the assets of the trusts have been completely liquidated and the proceeds thereof distributed to the shareholders thereof or a successor trustee qualified under section 26(a)(3)(B) of the 1940 Act has been appointed and has accepted such appointment.

k) The Administrative Agent and the Trustee will act to prevent the MACRO tradeable trusts from owning less than a majority of all outstanding MACRO holding shares ("non-majority ownership") to the extent that prevention is within their control. If circumstances not within the control of the Administrative Agent and the Trustee cause non-majority ownership, steps will be taken to return to majority ownership within 90 days. Failure to return to majority ownership within 90 days will constitute a termination trigger.

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.[7] Moreover, this response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.

S Gault-Brown

Susan Gault-Brown
Senior Counsel

Alison M. Fuller

Alison M. Fuller
Assistant Chief Counsel

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6 In this respect, the MACRO trusts are similar to issuers of asset-backed securities that the Commission has excluded from the definition of investment company pursuant to rule 3a-7 under the 1940 Act ("ABS issuers"). In particular, issuers that rely on rule 3a-7 are very limited with respect to the acquisition or disposition of their assets. See, e.g., rule 3a-7(a)(3).

7 Specifically, we note that a MACRO holding trust that used OTC derivative instruments linked to a security, securities, a securities index or securities indices may raise additional issues under the federal securities laws.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

November 29, 2006

Section 3(a)(1) of the 1940 Act

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attn: Alison M. Fuller, Esq.
Assistant Chief Counsel
Susan Brown, Esq.
Senior Counsel

Ladies and Gentlemen:

RE: Request of MACRO Securities Depositor, LLC for No-Action Relief for Claymore MACROshares Oil Up Holding Shares, Claymore MACROshares Oil Up Tradeable Shares, Claymore MACROshares Oil Down Holding Shares and Claymore MACROshares Oil Down Tradeable Shares

We are writing to you on behalf of MACRO Securities Depositor, LLC (the "**Depositor**"). The Depositor, on behalf of itself, as well as on behalf of the Claymore MACROshares Oil Up Holding Trust (the "**Up-MACRO holding trust**"), the Claymore MACROshares Oil Down Holding Trust (the "**Down-MACRO holding trust**" and, together with the Up-MACRO holding trust, the "**MACRO holding trusts**"), the Claymore MACROshares Oil Up Tradeable Trust (the "**Up-MACRO tradeable trust**") and the Claymore MACROshares Oil Down Tradeable Trust (the "**Down-MACRO tradeable trust**" and, together with the Up-MACRO tradeable trust, the "**MACRO tradeable trusts**"), Investors Bank & Trust Company, in its capacity as trustee for the MACRO holding trusts and the MACRO tradeable trusts (in such capacity, the "**Trustee**"), Claymore Securities Inc., in its capacity as administrative agent and marketing agent for the MACRO holding trusts and the MACRO tradeable trusts (in such capacity, the "**Administrative Agent**" and a "**Marketing Agent**"), MACRO Financial, LLC (as an additional "**Marketing Agent**"), and certain persons acting as underwriters (the "**Underwriters**"), respectfully requests the assurance of the Division of Investment Management of the Securities and Exchange Commission (the "**Commission**") that it will not recommend enforcement action to the Commission under Section 7 of the Investment Company Act of 1940, as amended (the "**1940 Act**"),[1] against any of the MACRO holding trusts or the MACRO tradeable trusts (collectively, the "**MACRO trusts**"), the Depositor, the Trustee, the Administrative Agent, the Marketing Agents or the Underwriters, if the MACRO trusts operate as described herein without registration as investment companies under the 1940 Act. We have given due consideration to the positions taken by the staff of the Commission (the "**Staff**") in various no-action letters relating to investment products that provide investment exposure to commodities as well as the historical treatment of certain derivative instruments, and we have set forth herein the basis for our conclusions that neither the MACRO holding trusts nor the MACRO tradeable trusts should be required to register with the Commission as investment companies under the 1940 Act.

I. Executive Summary

Part II of this memorandum briefly summarizes the structure of the MACRO holding trusts and MACRO tradeable trusts and the terms of the assets held by these MACRO trusts.

In Part III of this memorandum, we make the following arguments to support our conclusion that the MACRO holding trusts should not be required to register as investment companies under the 1940 Act:

- A MACRO holding trust is not an "investment company" under Section 3(a)(1)(A) of the 1940 Act, because it is not "primarily engaged" in investing, reinvesting or trading in "securities" (as defined in Section 2(a)(36) of the 1940 Act).[2] A MACRO holding trust is primarily engaged in acquiring the rights and undertaking the obligations embodied by certain oil-linked settlement contracts and an income distribution agreement (or "**IDA**"), both of which constitute over-the-counter ("**OTC**") derivative instruments referencing the value of a physical commodity.[3] In particular, the oil-linked OTC derivative instruments should not be deemed to be "securities" under the 1940 Act. The MACRO holding trusts' investment in bills, notes and bonds issued by the United States Treasury (the "**Treasuries**") and repurchase agreements for, and collateralized by, Treasuries (the "**Treasury Repos**") also should not subject the MACRO holding trusts to 1940 Act registration and regulation, because the MACRO holding trusts will invest in such Treasuries and Treasury Repos only in support of their investment in the OTC derivative instruments. The primary source of gain and primary risk of loss for the MACRO holding trusts will be the oil-linked OTC derivative instruments, and the MACRO holding trusts will not be engaged primarily in investing, reinvesting or trading in the Treasuries or Treasury Repos. In addition, the MACROs structure does not give rise to the types of concerns that should compel the Commission to regulate the MACRO holding trusts as investment companies under the 1940 Act; and

- A MACRO holding trust is not an investment company under Section 3(a)(1)(C) of the 1940 Act, because, as already noted above, it holds only OTC derivatives, Treasuries and Treasury Repos. As noted above and as discussed in Parts III.C. and III.D., commodity-linked OTC derivatives should not be deemed to be securities under the 1940 Act, particularly in the context of the MACROs structure. Therefore, the only securities that a

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1 15 U.S.C. § 80a-1 *et seq.*

2 *See* 15 U.S.C. §§ 80a-3(a)(1)(A), 80a-2(a)(36).

3 The IDA and the oil-linked settlement contracts are referred to in this letter as the "**OTC derivative instruments.**"

MACRO holding trust will hold are Treasuries and Treasury Repos, which constitute or are deemed to be "Government securities" that are excluded from consideration in calculating whether a company holds more than 40% of its assets in investment securities for purposes of investment company status under Section 3(a)(1)(C). Accordingly, a MACRO holding trust should not be deemed to be holding more than 40% of its assets in investment securities for purposes of Section 3(a)(1)(C).[4]

Finally, we conclude in Part IV that the MACRO tradeable trusts are not investment companies, because the only assets held by each MACRO tradeable trust are MACRO holding shares representing a majority ownership interest in the corresponding MACRO holding trust, which itself should not be regulated as an investment company (and is not excluded from such status solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act) and, accordingly, each MACRO tradeable trust should be treated as a holding company excluded from investment company status.

II. Summary of the MACROs Structure

This section contains a summary of the MACROs structure. Generally, the primary purpose of the MACROs structure is to provide investors with exposure to changes in the applicable reference price of crude oil in accordance with a predetermined formula, in order to allow shareholders to realize a return on, or hedge existing exposure to, crude oil. Such formula is fully disclosed in the prospectus for the MACRO holding and tradeable shares and all calculations of such formula and the variables used to make such calculation will be disclosed on a website accessible to the public. The formula may not be amended and it is not subject to manipulation.

A. Basic Structure

The MACROs structure works as follows: The Depositor will create two separate trusts under New York law: an Up-MACRO holding trust and a Down-MACRO holding trust. The Up-MACRO and Down-MACRO holding trusts are sometimes referred to herein collectively as the "**paired MACRO holding trusts**," and each such trust is sometimes referred to as being the other trust's "**paired MACRO holding trust**." The Up-MACRO holding trust will issue "**Up-MACRO holding shares**" and the Down-MACRO holding trust will issue "**Down-MACRO holding shares**," which we refer to collectively as "**paired MACRO holding shares**," or generically as "**MACRO holding shares**." Each MACRO holding share issued by a MACRO holding trust will represent an undivided beneficial ownership interest in that trust's assets. A portion of the Up-MACRO holding shares, representing at least a majority of all outstanding Up-MACRO holding shares issued by the Up-MACRO holding trust, will be on deposit in the Up-MACRO tradeable trust.[5] Likewise, a portion of the Down-MACRO holding shares, representing at least a majority of all outstanding Down-MACRO holding shares issued by the Down-MACRO holding trust, will be on deposit in the Down-MACRO tradeable trust.[6] A portion of the Up-MACRO and Down-MACRO holding shares representing less than a majority of such shares outstanding may be held

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4 *See* 15 U.S.C. §80a-3(a)(1)(C).

5 There may be periods of time when the Up-MACRO tradeable trust holds less than a majority of the Up-MACRO holding shares as a result of redemption and creation activity. Please see Section IV.A. which contains a discussion of why this may occur and what steps the Administrative Agent will take to remedy such a situation.

6 There may be periods of time when the Down-MACRO tradeable trust holds less than a majority of the Down-MACRO holding shares as a result of redemption and creation activity. Please see Section IV.A. which contains a discussion of why this may occur and what steps the Administrative Agent will take to remedy such a situation.

directly (that is, outside of the MACRO tradeable trusts) by authorized participants (as defined herein) or by large institutional investors who are "qualified institutional buyers," as defined in Rule 144A under the Securities Act.[7]

The sole assets of each MACRO tradeable trust will be the MACRO holding shares deposited into that MACRO tradeable trust. Each "**MACRO tradeable share**" issued by a MACRO tradeable trust will represent an undivided beneficial ownership interest in the MACRO holding shares on deposit in that MACRO tradeable trust. The Up-MACRO holding trust and its related Up-MACRO tradeable trust will register their respective shares under the Securities Act pursuant to a joint registration statement filed with the Commission. The Down-MACRO holding trust and its related Down-MACRO tradeable trust will do likewise. The Up-MACRO and Down-MACRO tradeable shares will be listed for trading on the American Stock Exchange under the symbols "UCR" and "DCR," respectively.

As noted, the primary purpose of the MACROs structure is to provide investors with exposure to changes in the applicable reference price of crude oil.[8] This is accomplished as follows: Each MACRO holding trust will enter into oil-linked settlement contracts and an income distribution agreement or "**IDA**" (together the "**OTC derivative instruments**") with its paired MACRO holding trust.[9] The terms of the OTC derivative instruments were determined by the Depositor and the Administrative Agent. Such terms are fully disclosed in the prospectus for the Up-MACRO holding and tradeable shares and the prospectus for the Down-MACRO holding and tradeable shares. The terms of the OTC derivative instruments, which consist primarily of the formulas pursuant to which payments will be made between the MACRO holding trusts under such instruments, were determined based upon the following factors: (1) anticipated market demand for the MACRO shares, which determined the relative size of the paired holding trusts vis-a-vis each other[10] and (2) the current market price level for crude oil, which became the "starting price" and determines the range of price levels for crude oil that are covered by the MACROs

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7 Although the MACRO holding shares may be held by both authorized participants and qualified institutional investors, only authorized participants may place orders for the issuance of paired holding shares and tender paired holding shares for redemption.

8 The "**applicable reference price of crude oil**" refers to the daily settlement price of New York Mercantile Exchange, Inc.'s ("**NYMEX**") light sweet crude oil futures contracts of the designated maturity.

The applicable reference price of crude oil will be changed to the West Texas Intermediate spot price calculated by the Dow Jones Energy Service (the "**Substitute Reference Price**") if NYMEX terminates the license it has granted to MacroMarkets LLC (one of the parent entities of the Depositor from whom the Depositor and the MACRO trusts have obtained a sublicense) prior to the Final Scheduled Termination Date or refuses to renew it after the initial five-year term of such license or if NYMEX fails to generate or publish its settlement price for a period of three (3) business days. Underlying value will thereafter be calculated by reference to the spot price determined by the Dow Jones Energy Service, assuming that the Depositor or one of its affiliates is able to negotiate a license for such price from the Dow Jones Energy Service. If such a license cannot be obtained, or if the Substitute Reference Price is no longer published, any other reference price may only be selected with the consent of a majority of the beneficial holders of the MACRO holding and tradeable shares.

9 Specifically, prior to their initial issuance of MACRO holding shares, the paired MACRO holding trusts will enter into the following agreements with each other: (i) an ISDA master agreement and schedule, (ii) a confirmation under such ISDA agreement which will set forth the terms of the IDA and (iii) a number of additional confirmations under such ISDA agreement which will set forth the terms of the oil-linked settlement contracts. The terms of each of the oil-linked settlement contracts will be identical. Each contract will have a notional amount equal to the value of one MACRO Unit (as defined in this Part II).

10 The amount of assets in the Up-MACRO and Down-MACRO holding trusts will be fixed at a 1:1 proportion and each redemption and issuance of the paired holding shares will be required to be effected in such a manner that such 1:1 proportion of Up-MACRO to Down-MACRO assets is preserved. This requirement is embodied in the rule that redemptions and issuances may only be effected in MACRO units consisting of an equal number of Up-MACRO and Down-MACRO holding shares. That proportion may not be modified.

transaction.[11] The formulas pursuant to which payments will be made under the IDA and the oil-linked settlement contracts are described in detail in subparts B, C and D of this Part II. The only counterparties to the OTC derivative instruments will be the Up-MACRO holding trust and the Down-MACRO holding trust. The MACROs structure does not permit the MACRO holding trusts to enter into OTC derivative instruments with any other affiliates[12] or any third parties.

In addition to the rights of each MACRO holding trust under the IDA and the settlement contracts, the assets[13] of each trust will consist of Treasuries and Treasury Repos that are fully collateralized[14] by Treasuries (together, the "**Eligible Investments**"). The Trustee will apply the proceeds received from each issuance of the holding shares by the respective MACRO holding trust to acquire Eligible Investments that mature on or prior to the first scheduled quarterly distribution date. When the Eligible Investments mature on such distribution date, the Trustee will apply the maturity proceeds of those Eligible Investments to acquire new Eligible Investments which will also mature on or prior to the next scheduled distribution date. The MACRO holding trusts will hold Eligible Investments equal to 100% of their respective potential liability under the oil-linked settlement contracts at all times (unless the MACRO holding trusts have suffered a "loss" because their expenses exceeded their income from Eligible Investments and income realized in subsequent periods from Eligible Investments was insufficient to make up such "loss"). Specifically, each Eligible Investment will, upon its acquisition, be pledged by each MACRO holding trust to secure that trust's obligations to its paired MACRO holding trust under the oil-linked settlement contracts and the IDA; such pledge will be covered by a financing statement filed pursuant to the New York Uniform Commercial Code. Income on Eligible Investments will first be used to pay the expenses of each MACRO holding trust and its related MACRO tradeable trust and any remaining income will be distributed to the holders of the MACRO holding shares (or passed through to the MACRO tradeable shares) after each MACRO holding trust has made or received a payment under the IDA. Each MACRO tradeable trust will pass through the quarterly income distribution that it receives from the related MACRO holding trust on the day on which such distribution is received.

There is very limited discretionary management of the Eligible Investments held by the MACRO holding trusts. The primary purpose of the holding of such Eligible Investments is to make payments under the OTC derivative instruments. The type of Treasuries and Treasury Repos which the Administrative Agent may direct the Trustee to acquire on behalf of the paired holding trusts is limited by the "**Acquisition Guidelines**" specified in each trust agreement, pursuant to which: (1) Treasury Repos

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11 For example, if futures contracts for crude oil are trading on the NYMEX for $60 per barrel at the inception of the MACROs transaction, such transaction would cover a price range from $0 to $60 and from $60 to $120 (with $0 being the price at which the Down-MACRO holding trust would be entitled to all of the assets of the Up-MACRO holding trust under the oil-linked settlement contracts or, stated differently, the price at which the Down-MACRO holding shares would achieve their highest potential value, and $120 being the price at which the Up-MACRO holding trust would be entitled to all of the assets of the Down-MACRO holding trust or, stated differently, the price at which the Up-MACRO holding shares would achieve their highest potential value).

12 We are assuming that the paired holding trusts are 'affiliated persons' (as that term is defined in Section 2(a)(3) of the 1940 Act) of each other.

13 No MACRO holding trust will be formed with less than $10,000,000 in initial investments from its shareholders, and no redemption that would leave a MACRO trust with less than $10,000,000 in assets will be permitted, in order to ensure that the trusts can continue to rely on the exemption from the CEAct made available to "eligible contract participants" under Sections 2(g) and 2(h) of the CEAct.

14 The obligation of any seller of a Treasury Repo to repurchase Treasuries from a MACRO holding trust will be 'collateralized fully,' as that term is defined in Rule 5b-3 under the 1940 Act, as if the MACRO holding trust were a registered investment company. Thus, a MACRO holding trust should be deemed to own interests in the Treasury securities that collateralize the Treasury Repos.

will only be entered into with counterparties which are either (A) banks with $1 billion or more in assets or (B) registered securities dealers determined to be creditworthy by the Administrative Agent; (2) the obligation of the seller of any Treasury Repo to repurchase Treasuries from a MACRO holding trust will be fully collateralized, as defined in Rule 5b-3 under the 1940 Act; (3) a MACRO holding trust will not enter into any Treasury Repo with, or purchase any Treasury from, any person who is an 'affiliated person' (as that term is defined in Section 2(a)(3) of the 1940 Act) of, or a promoter of, or principal underwriter for, that MACRO holding trust, or any 'affiliated person' of such a person;[15] (4) the Treasury Repos must have an overnight maturity and the Treasuries may not mature later than the MACRO holding trust's next scheduled quarterly distribution date; (5) the allocation of funds as between the Treasuries and the Treasury Repos must be based on the historical redemption experience of the paired holding trusts;[16] (6) except in the case of paired optional redemptions (as described in Part II.F. below), the Treasuries are held to maturity; and (7) the MACRO holding trusts will hold identical Treasuries and Treasury Repos so as to ensure that one trust will not be favored over the other by receiving different collateral.

Subject to compliance with the Acquisition Guidelines, the Administrative Agent may select Treasuries and Treasury Repos based on its judgment as to which dealers are offering the most favorable execution terms, as well as other variables such as avoiding excessive counterparty concentration. The limited discretion afforded to the Administrative Agent in selecting Treasuries and Treasury Repos is needed for two reasons. The first reason is that, due to the continuous redemptions effected by MACRO holding trusts, it is preferable that a portion of the funds held by a MACRO holding trust at any time be held in the form of Treasury Repos that terminate overnight in order to avoid the transaction costs involved in allocating and delivering Treasuries to one or more redeeming authorized participants (as defined herein). The second reason is to give the MACRO holding trusts a measure of bargaining power with securities dealers and repo counterparties by allowing the Administrative Agent to choose among a number of different dealers and to select Treasuries of varying maturities (though never greater than 90 days).[17] The investment in Treasuries and Treasury Repos by the MACROs holding trusts is similar to the investment in short-term, highly-rated assets by issuers of asset-backed securities ("**ABS issuers**") who rely on the Rule 3a-7 exemption from registration under the 1940 Act. The purpose of such investment by ABS issuers, or on behalf of such issuers by servicers, is to make use of the cash proceeds they receive on their receivables pending distribution of such cash to meet their future payment obligations to their securityholders on scheduled distribution dates and/or redemption dates. Similarly, MACRO holding trusts hold cash to meet their future obligations to their shareholders as well as to each other under the OTC derivative instruments; pending the application of such cash to satisfy these obligations, the MACRO holding trusts make use of such cash to earn an additional return for their shareholders. In addition, the MACRO holding trusts will use such returns to pay their trust expenses,

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15 A MACRO holding trust may acquire Treasuries and Treasury Repos from Authorized Participants and 'affiliated persons' (as that term is defined in Section 2(a)(3) of the 1940 Act) with respect to Authorized Participants only in accordance with the conditions set forth in Attachment A to this letter.

16 For the first 12 months following the initial Paired Issuance, the assets of each MACRO holding trust will be required to be held 65% in Treasuries and 35% in Treasury Repos; this allocation was determined based upon the redemption experience of various exchange-traded funds. After the first year, the Administrative Agent will be required to adjust the foregoing percentages on every other distribution date such that funds to be invested on such distribution date are invested in Treasury Repos in an amount equal to 10% plus the highest percentage of Up-MACRO holding shares that were redeemed on any one Redemption Date (relative to all Outstanding Up-MACRO Holding Shares on such Redemption Date) during the preceding twelve-month period. The remaining percentage of funds will be required to be invested in Treasuries.

17 If the MACRO holding trusts were required under the terms of their trust agreements to invest all of their available income in 90-day treasury securities offered by a limited number of permitted counterparties at the end of each calendar quarter, the market might take advantage of this 90-day requirement by offering the holding trusts relatively less favorable pricing terms than an ordinary purchaser of Treasuries might otherwise be able to obtain.

thereby avoiding the erosion of the original amount of funds invested by their shareholders and preserving the value of the shareholders' synthetic investment in crude oil. Notwithstanding the MACRO holding trusts' short-term investments in Treasuries and Treasury Repos, the primary source of gain and loss for the MACRO trusts will be the OTC derivative instruments, as discussed in more detail in Part III.A.

B. Payments under the IDA

The entitlement of each of the MACRO holding trusts to investment "income" (if any) realized on the Eligible Investments on deposit in both of the paired holding trusts will be calculated under the IDA on each price determination day[18] occurring during each calculation period.[19] Such entitlement will be based on the applicable reference price of crude oil on each such price determination day. On any day during a calculation period that is not a price determination day, the entitlement under the IDA for that day will be calculated based on the applicable reference price of crude oil on the last preceding price determination day. Payments will be made under the IDA on the distribution payment date that follows each quarterly distribution date (that is, the third business day of the month that follows the month in which the applicable distribution date occurred).

Payments will be made between the MACRO holding trusts under the IDA in accordance with a predetermined formula (the "**IDA Formula**") in which the sole unknown variable on each price determination day will be the applicable reference price of crude oil. If the applicable reference price of crude oil on a price determination day is above the "**starting level**" (that is, the price level prevailing at the time of the initial issuance of the paired MACRO holding shares), the Up-MACRO holding trust will be entitled under the terms of the IDA to retain all of the "**available income**" accrued on its Eligible Investments on that day (that is, the sum of any daily interest income accrual and any daily discount accrual (based on the purchase price the trust paid for the Eligible Investments), reduced by the trust's fees and expenses accrued for that day). In addition, the Up-MACRO holding trust will be entitled to receive a portion of the available income accrued on the Eligible Investments in the Down-MACRO holding trust for that day in an amount calculated, pursuant to the IDA Formula, on the basis of the increase of the applicable reference price of crude oil from the starting level. Conversely, if the applicable reference price of crude oil is below the starting level of that price, the Up-MACRO holding trust will not have any entitlement under the IDA for that day, while the Down-MACRO holding trust will become entitled to receive a portion of the Up-MACRO holding trust's available income for that day, based on the percentage decrease in the applicable reference price of crude oil from the starting level. Under the IDA Formula, the consequences for the Down-MACRO holding trust of the applicable reference price of crude oil being above or below its starting level on any price determination day will be the opposite of the consequences thereof for the Up-MACRO holding trust.

On each distribution date, the required payment under the IDA will be calculated as the net of the entitlements and liabilities that have accrued during each day of the preceding calculation period for each MACRO holding trust. This payment will be made by the trust that has a net liability under the IDA out of the available income realized by such trust as of such distribution date. The actual payment under the IDA will be made on the related distribution payment date. All income that may be realized on the Eligible Investments by a MACRO holding trust is pledged under the applicable trust agreement to secure such trust's obligations under the IDA. After each MACRO holding trust has made or received a payment

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18 A "**price determination day**" is any day on which light sweet crude oil futures contracts trade by open outcry on NYMEX and a settlement price is determined for such contracts in accordance with the rules of the NYMEX.

19 A "**calculation period**" is the period between quarterly distribution dates that begins on (but excludes) the second business day prior to the preceding distribution date and ends on (and includes) the second business day prior to the current distribution date.

under the IDA on each distribution payment date, it will distribute, on such date, its aggregate available income to the related MACRO tradeable trust and the other holders of its MACRO holding shares. Each holder of MACRO holding shares (including the related MACRO tradeable trust) will receive its proportionate share of such distribution based on the stated par amount of its shares relative to the aggregate par amount of all MACRO holding shares issued by its MACRO holding trust that remain outstanding on the related distribution date. Each MACRO tradeable trust will pass through such quarterly income distribution on the same distribution payment date on which it receives such distribution to the holders of its tradeable shares, ratably to each holder, based upon the stated par amount of each such holder's shares relative to the aggregate par amount of all outstanding MACRO tradeable shares issued by such MACRO tradeable trust.

C. Payments under the Oil-Linked Settlement Contracts

The purpose of the oil-linked settlement contracts is to allocate the assets on deposit in the paired holding trusts as between the Up-MACRO holding trust and the Down-MACRO holding trust based on a predetermined formula that translates movements in the level of the applicable reference price of crude oil into a settlement payment that is required to be made from one holding trust to the other (such formula, the "**OLS Formula**").[20] If the applicable reference price of crude oil on the price determination day on which a redemption order for paired holding shares is received by the MACRO trusts (such day, a "**redemption order date**"), is above the starting level of that price, the Down-MACRO holding trust will be required to make a settlement payment to the Up-MACRO holding trust in accordance with the OLS Formula. Conversely, if the applicable reference price of crude oil on a redemption order date is below the original starting level, the Up-MACRO holding trust will be required to make a settlement payment to the Down-MACRO holding trust in accordance with the OLS Formula. Such settlement payments and the payment of the final distribution on the shares being redeemed will be made on the next business day following the redemption order day, which is referred to as the "**redemption date.**"

The entitlement of each MACRO holding trust under the oil-linked settlement contracts (as such entitlement fluctuates on each price determination day in accordance with fluctuations in the applicable reference price of crude oil) will be embodied by each trust's underlying value, which is a restatement of the OLS Formula that reflects the portion of all of the assets in the paired holding trusts or the "asset value" represented by each shareholder's MACRO shares. The "**underlying value**" of each trust may be equal, depending upon the applicable reference price of crude oil on the date of determination,[21] to the Eligible Investments it holds on deposit and available income accruals on those Eligible Investments, which it would be entitled to retain under the oil-linked settlement contracts (which may be none, a portion or all of such Eligible Investments and available income) plus the Eligible Investments and available income thereon on deposit in its paired MACRO holding trust which it would be entitled to receive under the oil-linked settlement contracts (which may be none, a portion or all of such Eligible Investments and available income thereon). The underlying value of a MACRO holding trust on any date of determination is entirely dependent on the level of the applicable reference price of crude oil on that date and, with respect to the accruals of available income that are included in such underlying value, on

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20 While the IDA seeks to allocate only the income earned by the paired holding trusts as between the Up-MACRO and Down-MACRO holding trusts on each quarterly distribution date and is relevant only for MACRO shares that remain outstanding on such distribution date, the oil-linked settlement contracts allocate all of the assets on deposit in the trusts as between the trusts on redemption dates in order to allow redeeming holders to receive a "final distribution" on their shares which is equal to the underlying value of such shares. Such underlying value will include the income entitlement accrued through the date of redemption that would have been allocated between the paired holding trusts under the IDA and distributed as a quarterly distribution on the next scheduled distribution date had such shares remained outstanding.

21 A "**date of determination**" is any date on which underlying value is determined for any purpose by any person. The concept of underlying value must be defined by reference to a specific day, because it fluctuates daily.

the daily allocation of such accruals based on the applicable reference price of crude oil on each preceding day of the current calculation period.

The range of the applicable reference price of crude oil that is covered under the oil-linked settlement contracts (and the maximum underlying value that each trust may attain) is limited by the amount of assets on deposit in the paired MACRO holding trusts at the time of settlement and by the existence of the termination trigger that will occur when the underlying value of either MACRO holding trust falls to or below a certain percentage of the assets such trust holds on deposit, as described in further detail in Part II.F. hereof.

Each Eligible Investment (and income thereon and the maturity proceeds thereof) held by the MACRO holding trusts will, upon its acquisition, be pledged by each trust to secure that trust's obligations to its paired MACRO holding trust under the oil-linked settlement contracts. The MACRO holding trusts will be required to hold at all times cash and Eligible Investments equal to 100% of their respective potential liability under the oil-linked settlement contracts (unless the trusts have suffered a "loss" because their expenses exceeded their income from Eligible Investments and income realized during subsequent periods was insufficient to make up such "loss"). Therefore, the MACROs structure seeks to achieve full collateralization of the liabilities of the paired holding trusts to each other under the oil-linked settlement contracts in anticipation of the settlement of such contracts, which may occur on any business day on which holders of the paired holding shares direct a redemption of those shares.

The oil-linked settlement contracts will be settled by the Trustee on the final scheduled termination date, any early termination date or the redemption date which follows a redemption order date on which authorized participants (as defined herein) directed a redemption of the paired MACRO holding shares. On the final scheduled termination date or an early termination date, after all of the oil-linked settlement contracts have been settled, each MACRO holding trust will distribute all amounts remaining on deposit in such trust to the related MACRO tradeable trust and the other holders of its MACRO holding shares. Each MACRO tradeable trust will pass through such final distribution to its shareholders on the date of receipt thereof. On each redemption date, the Trustee, acting at the direction of the Administrative Agent, will segregate funds in each of the paired holding trusts in an amount equal to the percentage of all outstanding shares that are being redeemed. The paired holding trusts will make a settlement payment under the oil-linked settlement contracts out of such segregated funds and then deliver all such segregated funds to the redeeming authorized participants (as defined herein) as the final distribution in redemption of their shares.

D. Transparency of the IDA and OLS Formulas

The IDA Formula constitutes the principal term of the IDA and the OLS Formula constitutes the principal term of the oil-linked settlement contracts. The Formulas are publicly disclosed in the prospectuses for the MACRO holding and tradeable shares and they will be published, along with each daily calculation made thereunder, on the website maintained by the Administrative Agent at http://www.claymoremacroshares.com throughout the life of the MACRO trusts. As described in subpart B of this Part II., the Formulas have been determined by the Depositor and the Administrative Agent prior to the first issuance of paired holding shares. After the IDA and initial oil-linked settlement contracts have been negotiated and entered into by the paired holding trusts, the IDA Formula and OLS Formula contained, respectively, therein may not be amended under any circumstances by any person. Any additional oil-linked settlement contracts that are subsequently entered into by the MACRO holding trusts will contain terms that are identical to the original oil-linked settlement contracts (with the exception of the date of issuance) and will contain the original IDA and OLS Formulas. The material terms of the IDA and the oil-linked settlement contracts, including, without limitation, the IDA and OLS Formulas, the timing of payments and certain early termination triggers, are all contained in, or incorporated by reference to, the MACRO holding trust agreements and (except for the Formulas which cannot be modified under any circumstances, as described above) such material terms may be amended only with the consent of a majority of the MACRO holding trust shareholders if such amendment would change in any manner the shareholders' rights and any such amendment may become effective only if the same amendment is concurrently made to the trust agreement for the paired MACRO holding trust with the consent of the shareholders of such trust.

The Formulas are not subject to manipulation. They are, as stated above, predetermined, they cannot be changed after the IDA and oil-linked settlement contracts have been executed and their sole unknown variable is the daily level of the applicable reference price of crude oil. This variable is not subject to manipulation by the paired holding trusts, the Depositor, the Administrative Agent, the Underwriters or any other person, because the applicable reference price of crude oil is generated by the trading activity of hundreds of thousands of individual investors[22] on the NYMEX, which is a regulated futures exchange that is overseen by the CFTC. Accordingly, no entity which is an 'affiliated person' (as defined in Section 2(a)(3) of the 1940 Act) will have any control or influence over the determination of the applicable reference price of crude oil.[23] The only other variables in the Formulas are the amount of assets in each of the paired holding trusts, which are objective inputs that are immune to manipulation and are calculated by the Trustee based upon the actual amount of cash, Eligible Investments and accrued income on the Eligible Investments it holds on behalf of each trust. The amount of assets in each of the paired holding trusts may change daily due to the fact that the paired holding trusts continuously effect redemptions and issuances at the direction of authorized participants (as defined herein). However, the actual amount of assets in each trust at any particular time is irrelevant – the only information that an investor needs to know in order to calculate the outcomes under the Formulas, in addition to the applicable reference price of crude oil, is the proportion of the amount of assets held by one trust relative to the amount of assets held in the other trust, which will be 1:1, meaning that each holding trust must always hold the same amount of assets as its paired holding trust. This proportion is implicitly embodied in the Formulas and will be maintained over the course of numerous redemptions and issuances by virtue of the requirement that such redemptions and issuances may only be made in the form of "**MACRO Units**" consisting of a specified number of Up-MACRO and Down-MACRO holding shares. As a result of the foregoing, each investor can use the Formulas to determine a priori the investment performance of any MACRO share at any specified level of the applicable reference price of crude oil that is covered by the applicable range of oil prices for the current MACROs transaction.[24]

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22 We note that there will be no restrictions on investing in both MACRO holding or tradeable shares and NYMEX light sweet crude oil futures contracts under either the MACROs trust agreements or NYMEX rules. See also footnote 58 herein.

23 The spot price of West Texas Intermediate crude oil which may be used as the Substitute Reference Price is determined by the Dow Jones Energy Service, which is also unaffiliated with the Depositor, the Trustee, the Administrative Agent, any Underwriter or any of their respective affiliates. Any other substitute reference price selected by the shareholders must also be calculated or generated by an entity that is not affiliated with any of the parties who sponsor, structure or act as service providers in a MACROs transaction or with any of their respective affiliates.

24 The OLS Formula for the crude oil MACROs transaction can be expressed as follows: For each $1 increase in the applicable reference price of crude oil, the Up-MACRO holding trust will experience a $1 increase in its underlying value and, the Down-MACRO holding trust will experience a $1 decrease in its underlying value. A $1 decrease in the applicable reference price of crude oil will have the opposite consequences. Therefore, because the amount of assets on deposit in both of the paired holding trusts in the crude oil MACROs transaction will always be equal, the paired holding trusts will experience consequences of the same magnitude (though in opposite directions) for any particular change in the reference price.

E. Issuances

Paired MACRO holding shares may be issued in amounts equal to one or more MACRO units on any price determination day at the direction of any existing or prospective shareholder who is an authorized participant.[25] Such shareholder must deliver immediately available funds to the Trustee in an amount equal to the proportionate underlying value of the Up-MACRO holding shares being created and the proportionate underlying value of the Down-MACRO holding shares being created. The creation of additional paired MACRO holding shares is referred to as a "**paired issuance.**" Following each paired issuance, the relative entitlements of the paired holding trusts under all of their outstanding settlement contracts and, therefore, the proportionate underlying value of existing shares is not affected in any way and the proportionate underlying value of each newly-created share is equal to the proportionate underlying value of each existing share. Authorized participants may elect to receive the newly-created holding shares. Otherwise, such holding shares will be automatically deposited into the related MACRO tradeable trusts, which will then issue new MACRO tradeable shares and deliver such shares to such authorized participant. Holders of the MACRO tradeable shares who are not authorized participants may not direct a paired issuance of MACRO holding shares or MACRO tradeable shares at any time.

F. Redemptions

MACRO holding shares provide for limited redeemability. They may be redeemed at the direction of the holders thereof who are also authorized participants[26] in amounts equal to one or more MACRO units. This type of redemption is called a "**paired optional redemption.**" The redeeming authorized participants will receive a final distribution on the shares tendered for redemption equal to the proportionate share of the underlying value of the Up-MACRO holding trust that is represented by the Up-MACRO holding shares being redeemed plus the proportionate share of the underlying value of the Down-MACRO holding trust that is represented by the Down-MACRO holding shares being redeemed. If the redemption order date precedes a scheduled distribution date, the redeeming holders will receive cash. In the case of any redemption date that is not a distribution date, the Trustee for the MACRO holding trust will deliver cash to the extent that sufficient cash proceeds of issuances ordered on the same day as the redemption and/or sufficient cash proceeds of Treasury Repos are on hand to make such distribution; otherwise, the Trustee will deliver a combination of cash and Treasuries that is equal to the proportionate share of the respective underlying values of the paired holding trusts represented by the shares being redeemed. The Administrative Agent will direct the Trustee in selecting and delivering Treasuries to redeeming holders in accordance with provisions in the trust agreement which are designed to insure that each authorized participant receives the same portion of each type of Treasury held by the MACRO holding trust.[27] Authorized participants who hold MACRO tradeable shares may exchange such

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25 An "**authorized participant**" means any entity that (1) is a registered broker-dealer or a participant in the securities markets such as a bank or other financial institution that is not required to register as a broker-dealer in order to engage in securities transactions, (2) is a participant in The Depository Trust Company ("**DTC**") or has indirect access to the clearing facilities of DTC by virtue of a custodial relationship with a DTC Participant, (3) is not a benefit plan investor for purposes of the Employee Retirement Income Security Act of 1974, as amended, and (4) is a party to a participants agreement with the Depositor, the Trustee and the Administrative Agent. The status of each authorized participant for the paired holding trusts as a principal underwriter for each such trust will be determined in accordance with the definition of 'statutory underwriter' contained in Section 2(a)(29) of the 1940 Act.

26 Although each MACRO tradeable trust will be the majority owner of the MACRO holding shares issued by any one MACRO holding trust, the tradeable trusts will not qualify as authorized participants and will not be able to direct a redemption of the underlying holding shares other than at the direction of a tradeable shareholder who is an authorized participant and who holds a sufficient amount of Up-MACRO and Down-MACRO holding and/or tradeable shares to constitute at least one MACRO unit.

27 In-kind redemptions made to Authorized Participants and affiliated persons of both the paired holding trusts and any Authorized Participant may only be executed in accordance with the guidelines set forth in Attachment A to this letter.

shares with the MACRO tradeable trusts for the underlying MACRO holding shares and then tender such MACRO holding shares to the MACRO holding trusts for redemption (together with the paired holding shares in MACRO units consisting of 50,000 Up-MACRO holding shares and 50,000 Down-MACRO holding shares). Holders of MACRO tradeable shares who are not authorized participants may not exchange their shares for the underlying MACRO holding shares or direct a redemption of the MACRO tradeable shares and must sell such shares in order to liquidate their investment therein.

In the case of paired optional redemptions, only a portion of the oil-linked settlement contracts will be settled and only the applicable redemption percentage[28] of the assets held by the holding trust will be delivered to the shareholders who directed such a redemption. The final distribution made in a paired optional redemption will include the available income entitlement that has accrued with respect to the shares being redeemed during the period from the last distribution date through the redemption date. Despite the fact that no payments will be made under the IDA in connection with a paired optional redemption, the notional amount of the IDA will be automatically adjusted to take into account the reduced number of shares which will be entitled to receive a quarterly income distribution on the next distribution date and the reduced accrued income (a portion of which has been distributed to the redeeming shareholders). No distribution will be passed through by the MACRO tradeable trusts in connection with a paired optional redemption, because tradeable shares may not be redeemed without first being exchanged for the underlying holding shares.

The redemption of shares may also occur due to "**termination triggers**." Termination triggers will cause a mandatory redemption (or call) of all outstanding paired holding shares to occur on an "**early termination date**," which will be the next distribution date that follows such termination trigger. The termination triggers include a change in the legal status of the MACRO holding trusts for purposes of the federal securities laws or the failure of a settlement price for NYMEX light sweet crude oil futures contracts or the applicable substitute reference price to be determined or made publicly available for a specified number of business days. A termination trigger will also occur if the applicable reference price of crude oil rises to or above a level at which the Down-MACRO holding trust will be entitled under the oil-linked settlement contracts to 15% or less of the assets it holds on deposit or falls to or below a level at which the Up-MACRO holding trust will be entitled under the settlement contracts to 15% or less of the assets it holds on deposit, and, in either case, remains at that level for three consecutive price determination days.

If no early termination date occurs prior to the final scheduled termination date, all paired MACRO holding shares and all MACRO tradeable shares which remain outstanding will be redeemed on such final scheduled termination date which will occur approximately 20 years following the initial issuance date.

G. Trust Agreements

All of the activities of each MACRO trust will be governed by the provisions of the trust agreement pursuant to which it was established. A MACRO trust or any person acting on its behalf may not engage in any activities other than those specifically permitted by its trust agreement. In the case of the MACRO holding trusts, those activities consist of (i) entering into the IDA, which must be in the form attached to the trust agreement, including the IDA Formula specified therein, (ii) entering into oil-linked

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28 The "**redemption percentage**" for the Up-MACRO holding shares in a paired optional redemption is equal to a fraction the numerator of which is the aggregate number of Up-MACRO holding shares that are being redeemed and the denominator of which is the aggregate number of Up-MACRO holding shares that are outstanding prior to the redemption. The same is the case for the Down-MACRO holding shares.

settlement contracts, which must be in the form attached to the trust agreement, including the OLS Formula specified therein, (iii) investing available cash in Treasuries and Treasury Repos in accordance with the Acquisition Guidelines specified in the trust agreement and described in subpart B. of this Part II., and (iv) making quarterly distributions to its shareholders of its income on the Treasuries and Treasury Repos after making or receiving a quarterly settlement payment under the IDA and a final distribution to its shareholders after the settlement and termination of the oil-linked settlement contracts in connection with a paired optional redemption or in connection with the final scheduled termination date or an early termination date. The parties to each trust agreement are the Depositor, the Administrative Agent, the Marketing Agents and the Trustee.

The Trustee will safeguard the assets of each MACRO trust, and will act as the custodian of the Eligible Investments and cash on deposit from time to time in each MACRO holding trust. The Trustee meets the requirements of Section 26(a)(1) of the 1940 Act, is not affiliated with any MACRO trust or any person involved in the organization or operation of the MACRO trusts and will not provide credit or credit enhancement to any of the MACRO trusts. Under the terms of the trust agreements for the MACRO trusts under which the Trustee is bound, the Trustee may resign only after the assets of the trusts have been completely liquidated and the proceeds thereof distributed to the shareholders thereof or a successor trustee, qualified under Section 26(a)(3)(B) of the 1940 Act, has been appointed and has accepted such appointment.

The Administrative Agent's duties will consist primarily of (1) instructing the Trustee with respect to the acquisition of Eligible Investments on behalf of each of the MACRO holding trusts on each distribution date and each date on which a paired issuance is made in accordance with the Acquisition Guidelines described in Subpart B. of this Part II., (2) directing the Trustee in the selection and delivery of Treasuries in connection with redemptions of each trust's holding shares, (3) directing the Trustee in fulfilling issuance and redemption orders delivered to the Administrative Agent by authorized participants in accordance with the provisions of the trust agreements and authorized participant agreements for the paired holding trusts, which specify detailed procedures for such issuances and redemptions, and (4) maintaining the www.claymoremacroshares.com website and posting thereon the daily underlying value of the paired holding trusts and the MACRO tradeable trusts.

The Marketing Agents will assist the Depositor in developing and executing a marketing plan for the paired holding trusts on an ongoing basis, and preparing marketing materials for the MACRO holding and tradeable shares.

A MACRO holding trust will not have any officers or managers, and, with the exception of the performance by the Trustee, the Administrative Agent and the Marketing Agents of their specified duties under the applicable trust agreement, no person or entity, including the Depositor, will have any right or obligation to manage the trust's assets or its business.

H. Future MACROs Structures

The Depositor intends to design other MACROs transactions that are substantially similar to the oil-linked MACROs structure described in this Part II to reflect changes in the values of other physical commodities (including without limitation other energy products (e.g., heating oil, unleaded gas and natural gas), precious metals (e.g., gold and silver) and industrial metals, and in the value of indices which aggregate and reference the values of several physical commodities (e.g., the Dow Jones-AIG Commodity Index). Accordingly, in each such additional MACROs transaction, payments made under the commodity-linked settlement contracts and IDA entered into between the MACRO holding trusts, will be calculated in accordance with a predetermined formula referencing the value of the applicable physical commodity or index, as the case may be. Each such predetermined formula may embody a different relationship between movements in the value of the referenced asset and changes in the underlying value of the related MACROs shares. For example, a specified change in the reference price could have consequences of a different magnitude for each trust – a $1 increase in the reference price could result in a $1 increase in the underlying value of the Up-MACRO holding trust, but a $2 decrease in the Down-MACRO holding trust underlying value. Nevertheless, such consequences will be predetermined, embodied permanently in the relevant formulas, and fully disclosed in the offering documents for each such MACROs transaction.

III. A MACRO Holding Trust Is Not an "Investment Company" as Defined in Section 3(a)(1) of the 1940 Act.

Section 3(a)(1) of the 1940 Act defines an "investment company," in relevant part,[29] as an issuer which:

> (A) is or holds itself out as being *engaged primarily*, or proposes to engage primarily, in the business of investing, reinvesting, or trading in *securities*; [or]
>
> (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and *owns* or *proposes to acquire investment securities* having a value exceeding *40 per centum* of the value of such issuer's total assets (exclusive of *Government securities* and cash items) on an unconsolidated basis.

15 U.S.C. §80a-3(a)(1)(emphasis added).

A. A MACRO Holding Trust Is Not an "Investment Company" as Defined in Section 3(a)(1)(A) of the 1940 Act.

In order to be an investment company under Section 3(a)(1)(A) of the 1940 Act, an issuer must engage or propose to engage, "primarily . . . in the business of investing, reinvesting, or trading in securities." The MACRO holding trusts should not be deemed to be investment companies under Section 3(a)(1)(A), because they are not primarily engaged in the business of investing, reinvesting, or trading in securities. The purpose of the MACRO holding trusts and the MACRO tradeable trusts differs from the purpose of entities that are generally regulated under the 1940 Act. Unlike investment companies regulated under the 1940 Act, the primary source of gain and loss for the MACRO trusts will be the MACRO holding trusts' oil-linked derivative instruments which are intended to give investors a return based on the applicable reference price of crude oil, rather than a return based primarily upon securities. In this respect, the MACRO trusts more closely resemble commodity pools that are not regulated under the 1940 Act.

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29 Clause (B) of Section 3(a)(1) under the 1940 Act, defines an "investment company" as an issuer which "is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding." This part of the definition is not relevant for purposes of analyzing the MACRO holding trusts.

As we will discuss in Section III.C. below, we believe that in the context of the MACROs structure, commodity-linked OTC derivatives should not be deemed to be securities under the 1940 Act. Based on the analysis provided by the Staff in Peavey Commodity Futures Fund I, II and III, SEC No-Action Letter (June 2, 1983) (**"Peavey"**), we believe that the MACRO holding trusts are primarily engaged in a business other than investing, reinvesting, or trading in securities and therefore the MACRO holding trusts should not be required to register under the 1940 Act. Furthermore, as we will discuss in Section III.D. below, we believe that the MACROs structure does not give rise to the concerns that would require the Commission to regulate the MACRO holding trusts as investment companies.

1. Peavey. In analyzing the primary engagement of the MACRO holding trusts, we look to the principles the Staff articulated in Peavey in determining the primary engagement of a pool that invested in CFTC-regulated futures contracts and Treasuries (a **"traditional commodity pool"**). In Peavey, the Staff looked to the five-factor test applied in *Tonopah Mining Co. of NEVADA* (26 S.E.C. 426 (1947)) to determine an issuer's primary engagement and stated that the two *Tonopah* factors usually accorded the greatest weight, the issuer's assets and the sources of its income (as determined based on its balance sheet), may not necessarily be indicative of a traditional commodity pool's primary engagement.[30] Instead, the Staff focused on the pool's principal intended source of gain and its principal anticipated source of loss.[31] Although the MACRO holding trusts do not invest in futures contracts and are not traditional commodity pools, we believe that, as explained in Section III.C. below, the IDA and the oil-linked settlement contracts, like futures contracts, should not be treated as securities and, because of the fundamental similarity of the OTC derivative instruments and futures contracts, that the test articulated in Peavey is the appropriate test to apply to the MACRO holding trusts in determining their primary engagement.[32]

In *Peavey,* the Staff stated:

> In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risks of loss... its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of [its] primary business.[33]

The potential for significant gains for a MACRO holding trust is derived primarily from the oil-linked settlement contracts (and, to a lesser extent, the IDA), rather than from the Treasuries and Treasury Repos in which a MACRO holding trust is invested, and the risk of loss resides almost exclusively with the oil-linked settlement contracts (and, to a lesser extent, the IDA). Historically, gains and losses (if any)

30 *See also Managed Futures Association* (SEC No-Action Letter, File No. 132-3 (July 15, 1996))(**"Managed Futures"**) (analyzing the primary engagement of second-tier commodity pools using primarily the Peavey allocation of risk factor). *See also generally ML Research & Dev. Partners I, L.P.*, SEC No-Action Letter, 1984 WL 48396, (Sept. 24, 1984) (analyzing the primary engagement of a research and development company using the five Tonopah factors plus the Peavey allocation of risk factor); *Granite Fund*, SEC No-Action Letter, 1983 WL 28752 (Oct. 31, 1983) (analyzing whether an entity investing in CFTC futures and options is otherwise primarily engaged in the business of investing in securities using the Peavey allocation of risk factor).

31 The pool's historical development, its public representation of policy (in its prospectus or marketing material) and the activities of those charged with its management remain relevant to its primary engagement. *See Managed Futures.*

32 Our discussion of Peavey's application to the MACRO holding trusts is premised on the argument that the IDA and oil-linked settlement contracts are not securities.

33 *Peavey*, 1983 WL 28438, at *11.

on 3-month Treasury bills and repos on Treasury bills would have been far outstripped by gains or losses (depending on whether an investment in Up-MACRO or Down-MACRO holding shares is contemplated) that would have been realized on the actual historical performance of the settlement prices for NYMEX light sweet crude oil futures contracts. For example, during the two-year period beginning in January of 2004 and ending in December of 2005, the NYMEX crude oil settlement price rose to an annual average of 35%,[34] while 3-month Treasury bills and overnight repos on Treasury bills yielded average gains of 2.48% and 2.21%, respectively, per year during the same period.[35] An Up-MACRO holding trust which holds oil-linked settlement contracts referenced to the crude oil settlement price would have realized an averaged gain under such contracts equal to 70% during this two-year period. The Up-MACRO holding trust would also have been entitled during this period, under the IDA, to a portion of the gains realized by the Down-MACRO holding trust's investment in Treasuries and Treasury Repos, thereby further increasing the trust's gains. In comparison, a MACRO holding trust's average gains from its investment in Treasuries and Treasury Repos would have been only 4.96% and 4.42%,[36] respectively, during the same period. To summarize, an Up-MACRO holding trust's average gains from its investment in the oil-linked contracts during this two-year period would have exceeded 70% while the trust's average gains from its investment in Treasuries and Treasury Repos during the same period would have been 4.96% and 4.42%, respectively.

During the two-year period beginning in January of 1997 and ending in December of 1998, the NYMEX crude-oil settlement price decreased by an annual average of 31%.[37] Therefore, an Up-MACRO holding trust would have suffered an average loss of 62% of its original investment under the oil-linked settlement contracts during this period, although such loss would have been partly, but not significantly, reduced by the gains that the Up-MACRO holding trust would have realized under the IDA. In contrast, the Up-MACRO holding trust would have gained annual averages of 5.45% and 5.37% during the same period from its investment in Treasuries and Treasury Repos, respectively.[38] Such annual averages would have translated into accumulated average gains of 10.9% and 10.74% with respect to Treasuries and Treasury Repos, respectively. The effect of the performance of the NYMEX light sweet crude oil settlement price described above on gains realized by the Up-MACRO holding trust would, of course, be reversed for the Down-MACRO holding trust, which would have realized average gains during 1997 and 1998 of approximately 62% from its investment in oil-linked contracts and 10.9% and 10.74% average gains from its investment in Treasuries and Treasury Repos, respectively, and average losses, during 2004 through 2005, in excess of 70% from its investment in the oil-linked settlement contracts as opposed to average gains on its investment in Treasuries and Treasury Repos of 4.96% and 4.42%, respectively. The greater the fluctuation in the level of the applicable reference price of crude oil, the greater the resulting

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34 Based on the following settlement prices, obtained from the NYMEX: a settlement price of $33.02 in January 2004 compared to $48.44 in December 2004 (an annual increase of 47%); and a $45.65 settlement price in January 2005 compared to $56.14 in December 2005 (an annual increase of 23%).

35 Three-month Treasury bills yielded an annual average return of 1.52% in 2004 and 3.44% in 2005, according to the Federal Reserve Bank website. Similarly, overnight repurchase agreements on Treasury bills yielded an annual average return of 1.29% in 2004 and 3.12% in 2005, according to the Federal Reserve Bank website.

36 Returns on Treasury Repos set forth in this Section III.A.1. have been calculated based on the historical returns on overnight repos on Treasury bills. To the extent returns on Treasury Repos of longer durations, in which the MACROS holding trusts may invest from time to time, would have differed, the hypothetical returns provided herein should be adjusted accordingly.

37 Based on the following settlement prices, obtained from the NYMEX: a settlement price of $26.57 in January 1997 compared to $19.16 in December 1997 (an annual decrease of 28%); and a settlement price of $18.39 in January 1998 compared to $12.14 in December 1998 (an annual decrease of 34%).

38 Three-month Treasury bills yielded an average annual return of 5.52% in 1997 and 5.37% in 1998, and overnight repos on Treasury bills yielded an average annual return of 5.41% in 1997 and 5.32% in 1998, in each case according to the Federal Reserve Bank website.

losses and gains that will be experienced by the paired MACRO holding trusts. In addition, the greater the volatility in that fluctuation, the greater the exposure to the risks of that price. Accordingly, the allocation of risk and potential for gain for a MACRO holding trust decisively reveals a MACRO holding trust's primary engagement to be investing in its oil-linked settlement contracts and its IDA, both of which translate movements in the applicable reference price of crude oil into settlement payments that one trust is required to make to, or entitled to receive from, the other trust.[39]

2. <u>The Trusts Are Not Primarily Engaged in the Business of Investing in Eligible Investments</u>. Although a MACRO holding trust will hold all of its assets in Eligible Investments pending settlement of its oil-linked settlement contracts, in light of the function of Eligible Investments in the MACROs structure, it is clear that investors would not invest in MACRO holding trust shares or MACRO tradeable trust shares in order to earn the return provided by the Eligible Investments. The investment of the assets of the MACRO holding trusts in Eligible Investments is incidental to their investment in the oil-linked settlement contracts. The holding of Eligible Investments by MACRO holding trust is comparable to the holding of Treasuries by traditional commodity pools that invest in futures contracts, except that the MACRO holding trusts collateralize 100% of their potential obligations to each other, while commodity pools only hold sufficient Treasuries to cover margin. Accordingly, the commitment of assets by the MACRO holding trusts to collateralize their obligations under their oil-linked settlement contracts indicates that the trusts are employing a more cautious strategy in their investment activities, because they never undertake a potential liability in excess of the assets they hold on deposit. As a result of the full collateralization of the obligations of the paired holding trusts under the oil-linked settlement contracts, investors in the trusts are assured that they will receive the final distribution on those shares to which they are entitled based upon the level of applicable reference price of crude oil at the time of the optional or mandatory redemption of those shares (and the termination of the oil-linked settlement contracts made in connection with such redemption).

3. <u>The MACRO Holding Trusts Are Not Holding Out as Investment Companies</u>. The MACRO holding trusts do not hold themselves out to investors as issuers primarily engaged in investment, reinvesting, or trading in securities. Rather, in the prospectus filed with the Commission by the Depositor, the disclosure is predominantly concerned with explaining the relationship between movements in the applicable reference price of crude oil, the resulting formulaic changes in the underlying value of the paired MACRO holding trusts and the calculation of periodic payments under the IDA and settlement payments under the oil-linked settlement contracts on the basis of such underlying value. In addition, the risk factors repeatedly alert investors to the fact that their return is primarily dependent upon movements in the applicable reference price of crude oil.

4. <u>The MACRO Holding Trusts Do Not Raise Investment Company Act Concerns</u>. As far as the management of a MACRO holding trust is concerned, the trusts will not have any managers, officers or directors and the trust agreement for each will prohibit the Depositor, the Administrative Agent, the Trustee and any other person from taking any action on behalf of that trust other than in compliance with terms of such trust agreement, which limit the activities of the trust to those described in Part II. hereof and strictly delineate how those activities are to be carried out.

On the basis of the application of the test articulated in *Peavey* to the MACRO holding trusts in order to determine their primary engagement, and the other considerations discussed above, a MACRO holding trust is not an investment company under Section 3(a)(1)(A) of the 1940 Act, because its primary engagement is not investing in Eligible Investments but rather participating in the gains and losses

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39 Since no MACRO holding trust has yet been formed, there is no prior history to examine which could aid in determining the primary engagement of such trust.

associated with movements in the applicable reference price of crude oil, by means of entering into the oil-linked settlement contracts and the IDA with its paired MACRO holding trust.

B. A MACRO Holding Trust Is Not an "Investment Company" as Defined in Section 3(a)(1)(C) of the 1940 Act.

A MACRO holding trust does not propose to acquire investment securities having a value exceeding 40 percent of the value of its total assets. All of a MACRO holding trust's assets will be invested in Treasuries and Treasury Repos fully collateralized by Treasuries (as defined in Rule 5b-3 of the 1940 Act), which are excluded from the calculation required under Section 3(a)(1)(C), because they are "Government securities." The only other assets held by a MACRO holding trust will be the oil-linked settlement contracts and IDA with its paired holding trust. However, such assets are not "securities" for purposes of the 1940 Act, as discussed in Part C. below. Accordingly, since a MACRO holding trust does not hold any investment securities other than "Government Securities," a MACRO holding trust is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

C. OTC Derivative Instruments Referencing the Price of a Physical Commodity Should Not Be Treated as Securities for Purposes of Determining an Issuer's Primary Engagement under Section 3(a) of the 1940 Act.

1. <u>The OTC Derivative Instruments Are Not Investment Contracts Under Howey.</u>

The oil-linked settlement contracts and the IDA are not "investment contracts" under *S.E.C. v. W.J. Howey Co.*[40] and its progeny. In *S.E.C. v. W.J. Howey Co.*,[41] the Supreme Court held that "an investment contract for [the] purposes of the Securities Act" is "a contract, transaction or scheme whereby a person [(1)] invests his [or her] money [(2)] in a common enterprise and [(3)] is led to expect profits solely from the efforts of the promoter or a third party."[42] Each of these three elements of the *Howey* test must exist in order to find that a given instrument constitutes an "investment contract" and thus a "security" under the 1933 Act. The investment by each MACRO holding trust in the oil-linked settlement contracts and the IDA does not satisfy the three elements of the *Howey* test, and therefore, such instruments would not be "investment contracts" under *Howey*.

Each MACRO holding trust will become exposed to risk and reward upon entering into the oil-linked settlement contracts and the IDA and, in that sense, may be considered to have satisfied the first prong of the *Howey* test of "investing money."

Courts have adopted two approaches to the question of whether an investment is a "common enterprise" for purposes of the second prong of the *Howey* test. Under a "horizontal commonality" approach adopted by the Third, Sixth and Seventh Circuits, courts have examined whether multiple investors have pooled their resources to invest in a common enterprise.[43] The oil-linked settlement contracts and IDA are entered into individually by each set of paired MACRO holding trusts. Thus, the OTC derivative instruments are contracts between two individual entities and do not exhibit "horizontal

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40 *See* 328 U.S. 293, *reh'g denied*, 329 U.S. 819 (1946).

41 *See id.*

42 *See id., 298-99. See also United Hous. Found., Inc. v. Forman*, 421 U.S. 837, 852, *reh'g denied*, 423 U.S. 884 (1975); *Woodward v. Terracor*, 574 F.2d 1023 (10th Cir. 1978).

43 *See Milnarik v. M-S Commodities, Inc.*, 457 F.2d 274 (7th Cir. 1972), *cert. denied*, 409 U.S. 887.

commonality." Under the "vertical commonality" approach adopted by the Fifth and Eleventh Circuits, commonality can be found if the fortunes of all investors are dependent upon a promoter's or manager's expertise.[44] Under this approach, a common enterprise may exist even if a single investor is dependent upon the expertise of a single promoter or manager.[45] There is no vertical commonality in the MACROs structure. There is no third party promoter or manager for the oil-linked settlement contracts and IDA. The permitted activities of each MACRO holding trust are restricted to entering into OTC derivative contracts with its paired holding trust pursuant to which the trusts will exchange payments based on a formula whose sole unknown variable is the applicable reference price of crude oil, the determination of which cannot be manipulated by any person related to or affiliated in any way with a MACROs transaction. Therefore, a MACROs transaction does not exhibit vertical commonality.

The third prong of the *Howey* analysis, the expectation of profits solely from the efforts of others, is also absent in the case of the oil-linked settlement contracts and IDA. Since *Howey*, there has been a liberalization of the meaning of the "efforts of others." The current standard, as articulated by a majority of the circuit courts, focuses on whether the efforts of a third party are "significant ones" and whether the third party's "manage[ment] efforts . . . affect the failure or success of the enterprise."[46] However, under no interpretation of this third prong of the *Howey* test can the oil-linked settlement contracts and IDA be understood as yielding profits from the efforts of others. The performance of each MACRO holding trust will depend entirely on the level of the applicable reference price of crude oil rather than being dependent upon the efforts of any promoter, sponsor, manager or third party who expends effort on behalf of a MACRO holding trust. Moreover, the settlement payments which will be required to be made under the oil-linked settlement contracts and IDA are based on formulas specified at the time each such contract is entered into and may not thereafter be amended. Thus, the reference price and the formulas for determining the performance of the paired holding trusts are virtually impervious to any manipulation by any person seeking to act as a promoter or manager on behalf of a MACRO holding trust.

Based on the foregoing, we believe that the oil-linked settlement contracts and IDA would not be "investment contracts" under *Howey*.

2. <u>The OTC Derivative Instruments Are Not Notes that Constitute Securities under Reves</u>.

If it were to be asserted that the OTC derivative instruments should be characterized as notes which evidence reciprocal indebtedness owed by the paired holding trusts to each other, with the amount that is payable being based upon the level of the applicable reference price of crude oil, such instruments would, nevertheless, not be securities under the criteria set forth in *Reves v. Ernst & Young*.[47] A note is presumed to be a security, but that presumption may be rebutted if the instrument in question resembles any one of a number of instruments which have been deemed by the courts to not constitute securities, such as notes delivered in consumer financing and notes evidencing a mortgage on a home. The OTC derivative instruments do not resemble any of these instruments. In the absence of a resemblance to a category of financial instruments that the courts have previously determined not to be securities, the Reves Court announced four factors which reveal the "economic realities" of a particular transaction. In

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44 *See S.E.C. v. Koscot Interplanetary, Inc.*, 497 F.2d 473, 478-479 (5th Cir. 1974); *S.E.C. v. Unique Fin. Concepts, Inc.* 196 F.3d 1195 (11th Cir. 1999) (reaffirming vertical commonality).

45 *See, e.g. Taylor v. Bear Steans & Co.*, 572 F. Supp. 667, 671 (N.D. Ga 1983).

46 *See S.E.C. v. Glenn W. Turner Enter., Inc.*, 474 F.2d 476, 482 (9th Cir. 1973), *cert. denied*, 414 U.S. 821. This liberal interpretation of "solely" has been adopted by at least ten circuit courts. See cases cited in *Rivanna Trawlers Unlimited v. Thomson Trawlers, Inc.*, 840 F.2d 236, 240 n.4 (4th Cir. 1988).

47 *See* 494 U.S. 56 (1990).

applying these factors to a MACROs transaction, we can conclude that the OTC derivative instruments are not notes which would constitute securities under the 1933 Act and 1934 Act.

The first factor is the motivation of the seller and the buyer in entering into the transaction. If the seller sought to get a loan for the "general use of a business enterprise" while the buyer was motivated to provide the loan in order to realize a profit, the related note in such a transaction has the characteristics of a 'security' for purposes of the 1933 Act and 1934 Act. In the case of the OTC derivative instruments, neither trust is seeking a loan for general business purposes. The sole permitted undertakings of the paired holding trusts consist of entering into the OTC derivative instruments in order to invest synthetically in a commodity and certain limited activities relating thereto (such as investing available cash in Eligible Investments). Furthermore, the parameters of the investment represented by the OTC derivative instruments are constrained by the IDA and OLS Formulas and any payments required to be made under the terms of such instruments are not dependent on the successful undertaking by either of the paired holding trusts of some commercial enterprise. Accordingly, the OTC derivative instruments do not reflect any motivation on the part of either paired holding trust to obtain a loan for general business purposes or to profit by making such a loan.

The second factor looks at the plan of distribution that was undertaken for the note in question by the sellers of such note and the third factor calls for an examination of public expectations about the nature of the note. The OTC derivative instruments have been designed for and will be entered into exclusively by paired holding trusts; there will be no offering or issuance of such instruments to any other potential investor. As a result, there is no plan of distribution for, and there can be no public expectations about, the OTC derivative instruments.

The fourth and final factor looks to the existence of another regulatory scheme under which the note in question is regulated and which would make application of federal securities laws unnecessary. The OTC derivative instruments would be governed by the CEAct; however, they are exempted from such Act by virtue of Section 2(f) or 2(g) thereof, because the paired holding trusts qualify as 'eligible contract participants,' as defined under the CEAct. However, the MACRO holding and tradeable shares will be publicly registered and will be subject to all of the provisions of the 1933 Act and the 1934 Act. Therefore, the fact that investors in the MACRO shares will be protected by, for example, the disclosure requirements of the 1933 Act, will also serve to protect the paired holding trusts, as parties to the OTC derivative contracts. Furthermore, the OTC derivative contracts will be 100% collateralized, thereby significantly decreasing the risk entailed by such instruments. Adequate collateralization is one of the factors which alleviates the need for additional regulation, according to the Reves Court.

The application of the Reves four-factor test leads to the conclusion that the OTC derivative contracts would not constitute 'securities' for purposes of the 1933 Act and the 1934 Act. As discussed in subpart 5 below, while it is not dispositive, this conclusion may inform our understanding of these instruments for 1940 Act purposes.

3. <u>The OTC Derivative Instruments Resemble Commodity-Linked Futures Contracts</u>. We believe that the OTC derivative instruments held by the MACRO holding trusts should not be treated as securities for purposes of determining the status of the MACRO holding trusts as investment companies, because the instruments resemble commodity-linked futures contracts which are not treated as securities for purposes of determining investment company status under the 1940 Act and because Congress otherwise exempted these instruments from regulation.

The oil-linked settlement contracts and the IDA have the following defining characteristics:

- they are contracts or agreements "in" a physical commodity, meaning that the value of the contracts to each of the counterparties thereto is entirely dependent upon the price level of this physical commodity - in this case, the applicable reference price of crude oil;[48]

- their primary function is the assumption of risk for the purpose of realizing gains; they are cash-settled and represent a synthetic investment in the applicable reference price of crude oil or a synthetic hedge for fluctuations in that price;

- each term of the oil-linked settlement contracts and the IDA was subject to individual negotiation between the principals, or persons acting on behalf of the principals, to the contracts (that is, the paired MACRO holding trusts) at the time of the structuring of the MACROs transaction and the initial issuance of shares by the paired holding trusts, and such contracts will not be fungible with any other exchange-traded or OTC contracts referencing the applicable reference price of crude oil;

- the paired MACRO holding trusts which will enter into the oil-linked settlement contracts and the IDA are sophisticated counterparties, based upon the significant amount of assets each trust will hold; and

- the oil-linked settlement contracts and the IDA will be linked to a physical commodity for which there exists a large, liquid and extensively-regulated market in which the price of such commodity is determined; unlike exchange-traded crude oil futures contracts, the oil-linked settlement contracts and the IDA are not themselves expected to have any notable price discovery function.

To the extent that the OTC derivative instruments, consisting of the oil-linked settlement contracts and the IDA, reference the value of a physical commodity, such contracts resemble commodity-linked futures contracts, which have historically been regulated within the scope of the CEAct.

The enactment of the Commodity Futures Trading Commission Act of 1974 (the "**1974 Act**") which amended and dramatically broadened the scope of the CEAct, codified the CFTC's authority to regulate investment contracts in physical goods and articles for future delivery. Specifically, the 1974 Act expanded the definition of the phrase "commodity" in Section 1a(4) of the CEAct to include ". . . all other goods and articles...and all services, rights, and interests in which contracts for future delivery are presently or in the future dealt in."[49] In addition, the 1974 Act created the Commodity Futures Trading Commission (the "**CFTC**") to oversee this substantial expansion in the scope the CEAct.[50] It has been well-established that commodity-linked futures contracts belong within the regulatory regime established under the CEAct and such instruments in general have not been regulated by the Commission under the federal securities laws. Acknowledging this historical jurisdictional divide, the Report of the House of

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48 The analysis contained in this section C.*1.* is equally applicable to contracts in all physical commodities and indices set forth in the first paragraph of Part II.G. hereof.

49 7 U.S.C. § 1a(4).

50 7 U.S.C. § 2(a)(1)(A).

Representatives accompanying the bill that became the 1974 Act, noted that "[a]ll commodities trading in futures will be brought within federal regulation under the aegis of the new [Commodity Futures Trading] Commission, however, provision is made for preservation of Securities Exchange Commission jurisdiction in those areas traditionally regulated by it."[51]

The oil-linked settlement contracts and the IDA resemble commodity-based futures contracts to the extent that they reference the value of a physical commodity. In light of the form and function of the oil-linked settlement contracts and the IDA, and the fact that the commodity-based derivative instruments which the settlement contracts and the IDA resemble have generally not been regulated by the Commission under any of the federal securities laws, we would respectfully assert that the oil-linked settlement contracts and the IDA should not be treated as securities for purposes of Section 3 of the 1940 Act and the holding of the oil-linked settlement contracts and the IDA by the MACRO holding trusts should not subject the trusts to regulation as investment companies under the 1940 Act.

4. The Oil-Linked Settlement Contracts Are Examples of OTC Derivative Instruments. Though they bear a similarity to commodity-based futures, the oil-linked settlement contracts are best understood under the broader, more generic category of OTC derivative instruments. The Commodity Futures Modernization Act of 2000 (the "**CFMA**")[52] exempted swap agreements and futures contracts in certain type of commodities which are entered into by sophisticated counterparties from regulation under the CEAct.[53] The CFMA also exempted both security-based and non-security-

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51 H.R. Rep. No. 93-975, at 3 (1974). *See also, e.g.*, Joint Explanatory Statement of SEC and CFTC, [1980-1982 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶ 21,332, at 25,603 (Feb. 2, 1982) (the amendments to the CEAct in 1974 "gave the CFTC 'exclusive jurisdiction' over agreements and transactions 'involving' futures trading in commodities . . ."); and *Far West Futures Fund*, SEC No-Action Letter, wherein the Staff stated its view that "commodity futures contracts are not generally considered securities as defined in Section 2(a)(36) of the Investment Company Act of 1940," 1974 SEC No-Act. LEXIS 296, at *1 (Sept. 4, 1974).

Despite their similarity to futures contracts, the oil-linked settlement contracts would, nevertheless, not be regulated as such under the CEAct, because, as discussed in this section *C.1.*, swap agreements and certain commodity-based futures between eligible counterparties have been specifically exempted from general regulation under the CEAct. Furthermore, the oil-linked settlement contracts are customized financial instruments with a unique settlement formula and they are not fungible with each other or with any other exchange-traded or OTC contracts in crude oil for future delivery. A recent Seventh Circuit case identified fungibility as the sine qua non of instruments that were futures contracts for purposes of the CEAct, and therefore under the jurisdiction of the CFTC. *See CFTC v. Zelener*, 373 F.3d 861, 865-68 (7th Cir. 2004). According to this reasoning, if it withstands continuing challenges from the CFTC, the oil-linked settlement contracts would be deemed to be outside of the jurisdiction of the CFTC.

52 *See Commodity Futures Modernization Act of 2000, Pub. L. No. 106-554, 114 Stat. 2763, 2763A-365* (2000).

53 Under the CEAct, as amended by the CFMA, the oil-linked settlement contracts and the IDA would be exempted from general regulation under Section 2(g) thereof which exempts swap agreements, because each such instrument will be "an agreement, contract or transaction in a commodity other than an agricultural commodity, [which is]—(1) entered into only between persons that are eligible contract participants at the time they enter into the agreement, contract, or transaction; (2) subject to individual negotiation . . .; and (3) not executed or traded on a trading facility." 7 U.S.C. § 2(g). Each MACRO holding trust will be an "eligible contract participant," as such term is defined under Section 1a(12)(A)(v)(I) of the CEAct (*see* 7 U.S.C. § 1a(12)(A)(v)(I)), because it will be acting for its own account in entering into the oil-linked settlement contracts and it will be a trust with total assets exceeding $10,000,000. *See* note 7 supra. Furthermore, each term of the oil-linked contracts and the IDA will be individually-negotiated and the settlement contracts for MACROs transactions linked to the value of other commodities will be similarly tailored for each such transaction. Finally, the oil-linked settlement contracts and the IDA will not be traded on any trading facility (defined as a person or group of persons that provides a physical or electronic system in which multiple participants have the ability to execute or trade transactions by accepting bids and offers made by other participants). *See* 7 U.S.C. § 1a(33). Based on the foregoing analysis, the oil-linked settlement contracts and the IDA would be exempted from regulation under the CEAct.

The oil-linked settlement contracts and the IDA could also be exempted from the CEAct in reliance on new Section 2(h) which was added to the CEAct by the CFMA, because each such instrument is "a contract, agreement, or transaction in an exempt commodity which—(A) is entered into solely between persons that are eligible contract participants at the time the based swap agreements between sophisticated counterparties from regulation under the Securities Act and the Exchange Act.[54] However, Section 304 of the CFMA, which was included as a "savings" provision, states that, notwithstanding the CFMA exemption of swap agreements, nothing in the CFMA was to be construed as a declaration that swap agreements were not securities for purposes of the federal securities laws or that they were not futures contracts for purposes of the CEAct.[55] Notably, the CFMA also did not exclude swap agreements from the definition of security under the 1940 Act and, therefore, did not preclude the Commission from regulating as investment companies entities which invest primarily in derivative instruments. Nevertheless, because Congress otherwise exempted swap agreements from regulation, we believe the commodity-linked OTC derivative instruments should not be treated as securities for purposes of Section 3 of the 1940 Act.

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persons enter into the agreement, contract, or transaction; and (B) is not entered into on a trading facility." 7 U.S.C. § 2(h)(1). Section 2(h)(2) of the CEAct subjects contracts in an "exempt commodity" to seven provisions of the CEAct. The following five of these preserved provisions would be relevant for MACROs transactions: (1) transactions in "exempt commodities" continue to enjoy the CEAct's preemption of state gaming laws and bucket shop laws pursuant to Section 12(e)(2)(B), 7 U.S.C. § 16(e)(2)(B); (2) pursuant to Section 22(a)(4) of the CEAct, 7 U.S.C.§ 25(a)(4), transactions that have been erroneously classified as involving "exempt commodities" under the CEAct may not be rescinded or voided solely for that reason; (3) commodity trading advisors, commodity pool operators and persons associated with them are subject to the anti-fraud provision of Section 4o of the CEAct, 7 U.S.C. § 6o, even in connection with "exempt commodities;" (4) contracts in "exempt commodities" are subject to the anti-fraud provision of Section 4b of the CEAct, 7 U.S.C. § 6b; and (5) the anti-manipulation provisions of Sections 6(c), 7 U.S.C.§§ 9&15 and 9(a)(2), 7 U.S.C. § 13(a)(2), of the CEAct apply to any person dealing in "exempt commodities."

54 The CFMA added new Section 2A to the Securities Act (*see* 15 U.S.C. § 77b-1), and new Section 3A to the Exchange Act, (*see* 15 U.S.C. § 78c-1), and amended the Gramm Leach Bliley Act of 1999 (the "**Gramm-Leach-Bliley Act**"), Pub. L. No. 106-102, as added by Pub. L. No. 106-554, 114 Stat. 2763, 2763A-449 to 451 (2000), to, among other things, add thereto a definition of swap agreement. Clause (a) of Section 2A of the Securities Act and clause (a) of Section 3A of the Exchange Act both state that the definition of "security" under the Securities Act or Exchange Act, as applicable, does not include any non-security-based swap agreement (as defined in Section 206C of the Gramm-Leach-Bliley Act, which defines a non-security-based swap agreement as "any swap agreement (as defined in Section 206A) that is not a security-based swap agreement (as defined in Section 206B))." Consolidated Appropriations Act of 2001, Pub. L. No. 106-554, 114 Stat. 2763, 2763A-451 (2000). The relevant provisions of Section 206A of the Gramm-Leach-Bliley Act for purposes of the oil-linked settlement contracts and the IDA define "swap agreement" as "any agreement, contract, or transaction between eligible contract participants (as defined in Section 1a(12) of the Commodity Exchange Act as in effect on the date of the enactment of this section) . . . the material terms of which (other than price and quantity) are subject to individual negotiation at the inception of the applicable transaction, and that — . . . (3) provides on an executory basis for the exchange, on a fixed or contingent basis, of one or more payments based on the value or level of one or more interest or other rates, currencies, commodities, securities, instruments of indebtedness, indices, quantitative measures, or other financial or economic interests or property of any kind, or any interest therein or based on the value thereof, and that transfers, as between the parties to the transaction, in whole or in part, the financial risk associated with a future change in any such value or level without also conveying a current or future direct or indirect ownership interest in an asset (including any enterprise or investment pool) or liability that incorporates the financial risk so transferred . . ." Consolidated Appropriations Act of 2001, Pub. L. No. 106-554, 114 Stat. 2763, 2763A-449 to 450 (2000).

The oil-linked settlement contracts and the IDA satisfy the definition of a "swap agreement" under Section 206A of the Gramm-Leach-Bliley Act. The terms of the oil-linked settlement contracts and the IDA will be subject to individual negotiation between eligible contract participants and the contracts and IDA provide on an executory basis for the exchange, on a fixed basis (in the case of the IDA, on each scheduled distribution date) or a contingent basis (in the case of the oil-linked settlement contracts, when a particular contract is redeemed in connection with a redemption of MACRO holding shares), of periodic payments (in the case of the IDA) or a single termination payment (in the case of the oil-linked settlement contracts) based, in each case, on the value or price level of crude oil (as represented by crude oil futures) that transfers, as between the MACRO trusts, the financial risk associated with a future change in such value or price level within the range specified for a particular MACROs transaction but does not convey to either party a current or future direct or indirect ownership interest in any number of barrels of crude oil, crude oil futures contracts or any other asset. Finally, neither the IDA nor the oil-linked settlement contracts fall within any of the exclusions listed in clause (b) of Section 206A which describes options on securities and similar instruments. *See id.* at 2763A-450 to 451.

55 *See id.*, 2763A-457.

5. The OTC derivative instruments must be evaluated in the context of the MACROs transaction.

The definition of 'security' for purposes of the 1940 Act is not required to follow the definition of 'security' under the 1933 Act and the 1934 Act;[56] in fact, issuers of securities backed by a pool of instruments that have been found not to constitute securities for purposes of the 1933 Act and the 1934 Act have, nevertheless, been regulated as investment companies under the 1940 Act where such regulation was deemed to be necessary due to investor protection concerns.[57] However, in the case of the OTC derivative instruments, the analysis thereof for purposes of the 1933 Act and the 1934 Act, as discussed in subsections 1, 2 and 4 above, is informative for purposes of the 1940 Act analysis. In light of the fact that the IDA and oil-linked settlement contracts (1) are the type of derivative instruments that have specifically been exempted from regulation under the 1933 Act and 1934 Act, (2) are formulaic and cannot be "managed" (or manipulated) by the efforts of others and (3) are instruments the performance and valuation of which is not contingent on the performance of a business enterprise that depends on the skill of the holder of such instruments, the OTC derivative instruments would not only fail to constitute securities for purposes of the 1933 and 1934 Acts, but would also not give rise to the concerns which would necessitate regulation under the 1940 Act.

Section 2(a) of the 1940 Act which contains the definition of 'security' is prefaced by the qualification "unless the context otherwise requires," allowing for the possibility that the same instrument may raise 1940 Act concerns in the context of one structure, but not another. The OTC derivative instruments are not the type of instruments in which an investment company could feasibly invest. They were designed and they make sense only when they are entered into by two paired trusts which are necessarily linked together. The purpose and sole permitted activity of the trusts - to simulate for their investors an investment in a referenced commodity or other economic variable - could not be accomplished by either trust acting alone. Accordingly, the OTC settlement contracts which are the mechanisms that allow the paired trusts to fulfill their purpose, would be inherently unsuited for inclusion in the portfolio of an investment company. Given these characteristics of the OTC derivative instruments and the protection provided by the passive, formulaic nature of the MACROs structure which is described in more detail in Subpart D., regulation of the MACRO trusts as investment companies under the 1940 Act is unnecessary and would not provide investors with any additional protections which they would not otherwise have.

D. A MACRO Holding Trust Should Not Be Treated As An "Investment Company" Because the MACROs Structure Does Not Give Rise to 1940 Act Concerns.

The conceptual foundation for the regulatory segregation of futures from instruments that constitute securities for purposes of the 1940 Act and the exclusion of futures from regulation under the 1940 Act rests to a great extent on the fact that any company which invests, reinvests, trades or holds futures contracts has no control over, or ability to influence, manage or manipulate the value of and risk associated with the underlying assets which such futures contracts reference. There is no aspect of the MACROs structure which could threaten this conceptual foundation. In view of the characteristics of the oil-linked settlement contracts and the IDA and the passive nature of the MACROs structure, regulation of the MACRO holding trusts as investment companies is not needed for the protection of investors. Investment company regulation is not needed, because:

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56 *See Marine Bank v. Weaver*, 455 U.S. 551 (1982).

57 Protecting Investors: A Half Century of Investment Company Regulation, Division of Investment Management, May 1992, at footnote 339.

(i) the value of the referenced price (that is, crude oil futures) is immune from price manipulation by the sponsors of the MACROs transaction and persons investing in the MACRO holding or tradeable shares,[58]

(ii) the nature of the oil-linked settlement contracts is fundamentally that of mechanisms for assuming or transferring the risk of a change in the value of a physical commodity and an investment in such mechanisms is very different from an investment in traditional debt or equity securities,[59]

(iii) the terms of the IDA and the oil-linked *settlement* contracts are based on the predetermined IDA and OLS Formulas which will be fully described in the offering document filed for each MACRO holding trust, published on the website maintained for each MACROs transaction for the duration of such transaction and which contain only one unknown variable the determination of which is immune to manipulation by any person affiliated with the MACROs transaction,

(iv) no subjective valuation of the assets of a MACRO holding trust is ever made – instead, the MACRO shares can be redeemed and created at all time at their proportionate share of the underlying value of the MACRO holding trust which issued those shares and such underlying value embodies the entitlement of such trust to its assets and the assets of its paired trust based exclusively on the applicable reference price of crude oil,

(v) neither the paired holding trusts nor any person acting on their behalf will be permitted, under the terms of the trust agreement which governs each trust, to amend the terms of the oil-linked settlement contracts or the IDA, enter into any other derivative contracts with terms different from those set forth in the form of oil-linked settlement contract and the IDA appended to the trust agreement or to acquire any other assets for the paired holding trusts,

(vi) the "acquisition" of additional settlement contracts by a holding trust in connection with a paired issuance of shares will not affect or alter in any way the expected performance or yield of the investment in the trust made by its existing shareholders and the entitlement to the trust's assets and its gains that is represented by each newly-created share will be identical to that represented by existing shares,

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58 While it is the case that members of the NYMEX Settlement Price Committee are not prohibited from purchasing or selling NYMEX Division light sweet crude oil futures contracts or MACRO shares, the Settlement Price Committee is involved in determining settlement prices for delivery months that represent 10% or less of the total open interest or in which less than 10% of trading volume occurred on any day during the closing range. All delivery months with sufficient open interest and trading volume will be based on the weighted average price of all outright transactions that occurred during the last two minutes of trading each day. This formulaic calculation of the settlement price is subject to adjustment by the Settlement Price Committee only in the case of extreme market disruptions. The Applicable Reference Price of Crude Oil has specifically been defined to reference the delivery month in which the greatest open interest and greatest volume of trading is expected to occur.

59 In an article addressing the preemptive scope of the CEAct, the author asserts that, at Congressional hearings held in 1978 regarding the reauthorization of CFTC authority,

> [t]he OMB, the Department of Treasury and the SEC submitted proposals which would have assigned regulatory jurisdiction on the basis of the underlying commod*ity on* which a futures contract is written. In response, the CFTC and industry officials described, at great length, the difference between trading *in* securities and trading in futures. These officials noted with particularity the role of securities trading as a means of raising investment capital, and contrasted the wholly distinct role of commodities trading as a hedging mechanism. As its recommendations would show, the Senate committee found this distinction persuasive and crucial.

Kevin T. Van Wart, *Preemption and the Commodity Exchange Act*, 58 Chi.-Kent. L. Rev. 657, 712 (1982).

(vii) the performance of the oil-linked settlement contracts and the IDA will be disclosed to investors in compliance with reporting obligations under applicable federal securities laws,

(viii) the assets of each MACRO holding trust will be held in trust by the Trustee for the benefit of the holders of that trust's shareholders and will never be in the possession of, or commingled with the assets of, the other paired holding trust, the Depositor or the Administrative Agent, and

(ix) the trustee will be required to keep books of record and account of all transactions under the applicable trust agreement.

In view of the foregoing features of the MACROs structure, we would respectfully assert that regulation of the MACRO holding trusts as investment companies under the 1940 Act will not provide any additional protection or benefit to investors in the MACRO holding shares beyond those that are already provided by the passive nature of the MACROs structure and by other laws and regulations with which the MACRO trusts will be required to comply.[60]

IV. A MACRO Tradeable Trust Is Not Required to Register as an "Investment Company" under the 1940 Act.

A. A MACRO Tradeable Trust Is Not an "Investment Company" as Defined in Section 3(a)(1)(A) of the 1940 Act.

It has long been recognized that even though holding companies may own the securities of their subsidiaries, they are primarily engaged in the business in which their subsidiaries are engaged rather than in investing, reinvesting or trading in securities.[61] The MACRO tradeable trusts will be created as trusts under the laws of the State of New York and will issue MACRO tradeable shares. Each MACRO tradeable share will evidence an undivided interest in the assets of its MACRO tradeable trust, which will consist exclusively of MACRO holding shares issued by one MACRO holding trust, in a stated par amount equal to at least a majority of all of the outstanding holding shares issued by that holding trust. Each MACRO holding trust will be the majority-owned subsidiary of a MACRO tradeable trust, because such tradeable trust will hold a majority of the only voting securities (i.e., the holding shares) issued by the holding trust. Therefore, because each MACRO holding trust is primarily engaged in a business other than investing, reinvesting or trading in securities, the MACRO tradeable trusts should not be considered to be engaged in the business of being investment companies.

As a result of the continuous redemption and creation of Paired Holding Shares, the Up-MACRO tradeable trust may at one or more points in time hold less than a majority of the Up-MACRO holding shares and the Down-MACRO tradeable trust may hold less than a majority of the Down-MACRO holding shares. MACRO holding shares may be held outside of the tradable trusts by authorized participants and by persons who satisfy the definition of "qualified institutional buyer" contained in Rule 144A under the Securities Act. The Administrative Agent will monitor the number of holding shares on

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60 The MACROs trusts may be analogized to ABS issuers which issue securities backed by instruments that are generally acknowledged to be securities for purposes of the 1933, 1934 and 1940 Acts, but which are nevertheless exempt from registration under the 1940 Act in reliance on Rule 3a-7 thereunder. The protections afforded to investor by the requirements of Rule 3a-7, such as having a fixed pool of assets which must be held to maturity and which must convert to cash within a specified period, are sufficient to minimize the risks of manipulation and self-dealing, making registration as an investment company redundant.

61 *See, e.g., Independent School Bus Operators Risk Retention Group Holding Co.*, SEC No-Action Letter, 1987 WL 108110 (Aug. 6, 1987); *Safra Republic Holdings*, S.A., SEC No-Action Letter, 1998 WL 188302 (Apr. 21, 1998).

deposit in each tradeable trust relative to the number of holding shares held outside of the tradeable trusts. In addition, all holding shares created in a Paired Issuance will automatically be deposited into the related tradeable trust and tradeable shares will be delivered to the applicable authorized participant unless such authorized participant specifically requests holding shares to be issued to it. Nevertheless, the tradeable trusts may hold less than a majority of the related holding shares as a result of occurrences that are outside of the control of the Administrative Agent, such as, for example, failed creation and/or redemption orders which upset the balance of holding shares held inside and outside of the tradeable trusts. If any circumstances which are not within the control of the Trustee or the Administrative Agent result in a tradeable trust holding less than a majority of the related holding shares, the Administrative Agent will, and if the Administrative Agent fails to do so, the Trustee will, use commercially reasonable efforts to cause holders of holding shares to agree to deposit their shares into the related tradeable trust and accept tradeable shares in exchange for such holding shares. If such efforts do not result in each tradeable trust holding a majority of the related holding shares within 90 days, a termination trigger will occur and all of the outstanding holding and tradeable shares will be redeemed on the next scheduled quarterly distribution date. The Administrative Agent and the Trustee will act to prevent the MACRO tradeable trusts from holding less than a majority of the related holding shares to the extent that such prevention is within their control. In particular, the Administrative Agent is permitted to use its discretion to reject redemption and creation orders for various reasons under the terms of the holding and tradeable trust agreements and it has adopted a policy of rejecting any order that would cause a MACRO tradeable trust to hold less than a majority of the related holding shares. Furthermore, the rights of the holders of the tradeable shares to approve amendments and to consent to any matter under the related trust agreement shall be suspended during any period when such tradeable trust is not the majority holder of the related holding shares. In light of the function of the tradeable trusts as mere conduits for distributions made on the underlying holding shares and as the vehicles by means of which a listing on a national exchange is indirectly obtained for the underlying holding shares rather than as operating companies in their own right, as well as the fact that no shareholder will be permitted to exercise control over the holding trust during any period when the majority owner of such trust is not the related tradeable trust, and, finally, the mandatory termination that results if such situation persists, the temporary lapses in majority ownership by the tradeable trust should not upset the analysis in support of their treatment as holding companies for the related holding trusts.

Each MACRO tradeable trust will pass through all distributions it receives on its holding shares to the holders of its tradeable shares. The sole reason for creating tradeable trusts to hold MACRO holding shares is for the convenience of investors. It is the Depositor's understanding that individual investors prefer to receive statements of their investment income on IRS Form 1099. The Depositor will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that (1) the MACRO holding trusts will be classified as partnerships for federal income tax purposes and that a holder of a MACRO holding share would be considered a partner and would be required to receive a report of its distributive share of holding trust items of income, gain, loss, deduction and credit on Schedule K-1, and (2) the MACRO tradeable trusts will be classified as grantor trusts for federal income tax purposes and each holder of a tradeable share will be a beneficial owner of an undivided interest in the holding shares held by its tradeable trust and, accordingly, it will be permitted to receive a report of income in respect of its tradeable share on IRS Form 1099.

B. A MACRO Tradeable Trust Is Not an "Investment Company" as Defined in Section 3(a)(1)(C) of the 1940 Act.

Pursuant to Section 3(a)(2) of the 1940 Act, "investment securities" are defined as "all securities except . . . (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) [of Section 3]."[62] A MACRO tradeable trust's only assets will consist of at least a majority of the MACRO holding shares (except as discussed above) issued by one MACRO holding trust. Such MACRO holding trust will, as a result, be a majority-owned subsidiary of the MACRO tradeable trust.[63] As discussed in the preceding section, a MACRO holding trust should not be treated as an investment company and is not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7). Accordingly, a MACRO tradeable trust should not be treated as an investment company under Section 3(a)(1)(C) of the 1940 Act, because the type of "securities" in which 100% of its assets are invested are excepted from the definition of "investment security" for purposes of such Section 3(a)(1)(C).

Conclusion

For the reasons outlined above, we believe that neither a MACRO holding trust nor a MACRO tradeable trust should be treated as an "investment company" under Section 3(a)(1) of the 1940 Act and, therefore, that neither such trust should be required to register as an investment company. We thank the Staff in advance for its consideration of the conclusions and supporting analysis contained in this letter. We are available to discuss any of the issues raised herein at any time, if the Staff should consider such further discussion necessary or desirable.

Yours truly,

Richard F. Kadlick

cc: Max Webb, Esq.
Joshua Ravitz, Esq.
Office of Chief Counsel
Division of Corporation Finance

62 15 U.S.C. § 80a-3(a)(2).

63 *See* Section 2(a)(24) of the 1940 Act, 15 U.S.C. § 80a-2(a)(24).

ATTACHMENT A

TRANSACTIONS BETWEEN A TRUST AND AN AUTHORIZED PARTICIPANT AND/OR AFFILIATED PERSONS OF AN AUTHORIZED PARTICIPANT

1. Acquisitions of Eligible Investments

(a) Subject to a best execution requirement, the Administrative Agent may direct the Trustee to acquire Treasuries and Treasury Repos from an Authorized Participant or from an "Affiliated Person" (as defined in Section 2(a)(3) the 1940 Act) with respect to an Authorized Participant (each, an "AP Affiliated Person," and such transaction, an "AP Acquisition") only in the event that the offers of such AP Affiliated Person are within the Range of the Best Yield, as defined below.

(b) The available market yields for purposes of calculating Best Yield will be based, for Treasury trades, on prices displayed on the applicable Bloomberg screen and, for Treasury Repo trades, general market offered yields obtained from Bloomberg or another third-party service provider for Treasury Repos.

(c) For purposes of this Attachment A, the "Best Yield" means the average of the five highest yields offered by sellers with whom the Administrative Agent has a trading agreement and the "Range" is the difference between (i) the greater of (x) 0.10% and (y) 2% times the Best Yield, which is the bottom of the Range, and (ii) the Best Yield, which is the top of the range.

2. In-Kind Redemptions

Any "in-kind" Paired Optional Redemption by an AP Affiliated Person will be executed by the Trustee in accordance with instructions delivered to it by the Administrative Agent who will employ a "last in, first out" methodology, to select Treasuries for delivery to the AP Affiliated Person (each such Paired Optional Redemption, an "AP In-Kind Redemption").

3. Record Retention

(a) For each AP Acquisition, the Administrative Agent will retain a print-out of the Bloomberg screen at the time each Treasury purchase order is placed and a print-out of the Bloomberg or other pricing service yield information at the time each Treasury Repo purchase order is placed (as well as, in each case, the corresponding trade ticket information relating to such AP Acquisition). Such print-outs will include all available offers at the time the applicable order was placed, as well as the time, date, amount, counterparty and the implied yield or price of each transaction.

(b) For each AP Acquisition that was effected at a yield that was lower than the Best Yield, the Administrative Agent will record, contemporaneously with the transaction, why the AP Acquisition was effected at a yield that was lower than the Best Yield.

(c) For each AP In-Kind Redemption, the Administrative Agent will retain in its books and records, the date of the transaction, the name of the redeeming Affiliated Person, the Treasuries that were delivered in the redemption and the Treasuries that were on deposit in each of the Paired Holding Trusts immediately prior to the In-Kind Redemption (including on the relevant acquisition date), and the Treasuries which remained on deposit in each of the Paired Holding Trusts after such redemption.

(d) The information recorded by the Administrative Agent pursuant to this Section 3, will be retained by the Administrative Agent for a period of one year from the date each AP Acquisition and AP In-Kind Redemption took place.

4. Independent Verification Procedures

(a) At the conclusion of each calendar quarter, the Trustee, acting as verification agent (the "Verification Agent"), shall select, randomly and without notifying the Administrative Agent, one business day of each week during the preceding quarter, and

(i) if any AP Acquisitions occurred on such day, the Verification Agent will verify that (1) the Administrative Agent properly identified and recorded all such AP Acquisitions; and (2) no transactions outside of the Range were executed with any AP Affiliated Person; and

(ii) if any AP In-Kind Redemptions occurred on such day, the Verification Agent will verify that (1) the Administrative Agent properly identified and recorded all such AP In-Kind Redemptions and (2) that the AP In-Kind Redemptions were executed in accordance with Section 2, hereof.

(b) In the event that the Verification Agent has identified an AP Acquisition outside of the Range or an AP In-Kind Redemption that violated Section 2 hereof (each such transaction, a "Prohibited Transaction"), the Verification Agent shall review all the information retained by the Administrative Agent in accordance with Sections 3(a) or 3(b) hereof, as applicable, for,

(i) the six-month period that preceded such Prohibited Transaction; and

(ii) the calendar quarter that follows the Prohibited Transaction,

to determine whether any additional Prohibited Transactions occurred.

5. Remedy for Prohibited Transactions

(a) In the event that the Verification Agent identifies any Prohibited Transaction, the Verification Agent will notify the Depositor and the Administrative Agent, and the Administrative Agent will be required to pay, to the applicable Holding Trust, for each such Prohibited Transaction, within thirty day of such notification,

(i) if the Prohibited Transaction was an AP Acquisition, the difference between (x) the Best Yield that was available for such acquisition less the applicable Range and (y) the yield actually obtained in the Prohibited Transaction; and

(ii) if the Prohibited Transaction was an AP In-Kind Redemption, an amount equal to the yield to maturity of the Treasuries which were delivered *minus* the yield to maturity of the Treasuries which should have been delivered to the redeeming AP Affiliated Person.

6. These procedures will apply to transactions between a Holding Trust and an Authorized Participant and any Affiliated Person of an Authorized Participant, to the extent such Authorized Participant meets the definition of 'principal underwriter' with respect to such Holding Trust (as such term is defined in Section 2(a)(29) of the 1940 Act, as interpreted by the SEC and its Staff).

Defined terms not defined herein will have the meaning assigned to such terms in the letter of which this Attachment forms a part.

***